Exhibit 99.3

SIX CONTINENTS PLC
PROPOSED SEPARATION AND RETURN OF CAPITAL
AND NOTICES OF SHAREHOLDER MEETINGS
FEBRUARY 2003

PLEASE READ THIS DOCUMENT, IT CONTAINS IMPORTANT
INFORMATION ABOUT SIX CONTINENTS PLC AND ITS
SEPARATION AND RETURN OF CAPITAL AND WHAT
ACTION YOU CAN TAKE TO HELP MAKE THEM HAPPEN

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Helpline

If you have any questions about the Proposals or are in any doubt as to how to complete the Forms of Proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 117 300 7714 from outside the UK) between 8:30am and 5:30pm (UK time) on Monday to Friday. For legal reasons, the helpline will not be able to provide advice on the merits of the Proposals or to provide financial advice.

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part II of this document comprises an explanatory statement in compliance with section 426 of the Companies Act 1985. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your Six Continents Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. For certain United States, Canadian, Australian and New Zealand securities law considerations applicable to overseas shareholders, see paragraphs 13 and 14 of Part II of this document.

Six Continents PLC, incorporated and registered in England and Wales under the
Companies Act 1985 with registered no. 913450

RECOMMENDED PROPOSALS (INCLUDING A SCHEME OF ARRANGEMENT
PURSUANT TO THE COMPANIES ACT 1985) FOR THE SEPARATION OF THE SIX
CONTINENTS GROUP TO CREATE TWO SEPARATE LISTED COMPANIES,
INTERCONTINENTAL HOTELS GROUP PLC (HOLDING THE HOTELS BUSINESS
AND A CONTROLLING INTEREST IN BRITVIC) AND MITCHELLS & BUTLERS PLC
(HOLDING THE RETAIL BUSINESS) AND A RETURN OF CAPITAL

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Six Continents which is set out on pages 6 to 13 of this document and which recommends you to vote in favour of the resolutions to be proposed at the Shareholder Meetings convened by notices set out in this document. This document should be read in conjunction with the accompanying listing particulars both dated 17 February 2003 relating to Mitchells & Butlers PLC and InterContinental Hotels Group PLC respectively. Forms of Proxy for use at the Shareholder Meetings are enclosed with this document. Six Continents Shareholders should complete and return them as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30 am on 10 March 2003. The blue Form of Proxy for use at the Court Meeting may also be handed to the Chairman at the Court Meeting.

The Directors, whose names are set out in paragraph 1 of Part V of this document, accept responsibility for the information contained in this document and in the parts of the Listing Particulars that are cross-referred to in paragraph 8 of Part I, and paragraphs 6 to 10 of Part V of this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document or cross-referred to as set out above is in accordance with the facts and does not omit anything likely to affect the import of such information.

Schroder Salomon Smith Barney is acting as financial adviser to Six Continents and as Sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and for no-one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney nor for providing advice in relation to the Proposals.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The M and B Shares and IHG Shares to be issued in connection with the Proposals have not been and are not required to be registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document, the M and B Listing Particulars, the IHG Listing Particulars or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

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FORWARD-LOOKING STATEMENTS

This document contains certain “forward-looking statements” as defined under US law (Section 21E of the US Securities Exchange Act). Such statements include, but are not limited to, statements made by management about the separation of the Six Continents Group, the proposed Return of Capital and the proposed dividend from Six Continents and dividend policies of Mitchells & Butlers PLC and InterContinental Hotels Group PLC. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in “Item 3. Key Information – Risk Factors” in the Six Continents Annual Report on Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission and the IHG Listing Particulars and M and B Listing Particulars, both dated 17 February 2003.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following is the expected timetable of the principal events connected with the Separation.

All times shown in this document are London times unless otherwise stated. The dates and times given are based on Six Continents’ current expectation and may be subject to change.

Latest time and date for holders of Six Continents ADRs to provide voting instructions to the ADR Depositary for the Court Meeting and Extraordinary General Meeting	3.00 pm (New York time) on 6 March 2003

Latest time and date for receipt by the Registrars of blue Forms of Proxy for the Court Meeting[1]	10.30 am on 10 March 2003

Latest time and date for receipt by the Registrars of white Forms of Proxy for the Extraordinary General Meeting	10.35 am on 10 March 2003

Court Meeting	10.30 am on 12 March 2003

Extraordinary General Meeting[2]	10.35 am on 12 March 2003

Six Continents Shares commence trading “ex” Interim Dividend entitlement	8.00 am on 19 March 2003

Record date for Interim Dividend	close of business on 21 March 2003

Conditional dealings in M and B Shares and IHG Shares and in M and B ADRs and IHG ADRs commence on the London Stock Exchange and the New York Stock Exchange respectively	7 April 2003

Payment date for Interim Dividend	9 April 2003

Court hearing of petition to sanction the Scheme	10 April 2003

Last day of dealings in Six Continents Shares[3]	11 April 2003

Record time and date in order to participate in the Proposals	4.30 pm on 11 April 2003

Scheme becomes effective and M and B becomes the ultimate holding company of the Six Continents Group	shortly after 4.30 pm on 11 April 2003

Court hearing of the petition to confirm the M and B Reduction of Capital to effect the Separation	14 April 2003

M and B Reduction of Capital occurs and the Separation is completed	8.00 am on 15 April 2003

Trading in M and B Shares and IHG Shares commences on the London Stock Exchange	8.00 am on 15 April 2003

Crediting of M and B Shares and IHG Shares to CREST accounts	15 April 2003

Trading of M and B ADRs and IHG ADRs commences on the New York Stock Exchange	9.30 am (New York time) on 15 April 2003

Despatch of certificates for M and B Shares and IHG Shares and cheques in respect of the Return of Capital and fractional entitlements (as appropriate)	23 April 2003

Payments in respect of the Return of Capital and fractional entitlements (as appropriate) credited to CREST accounts.	23 April 2003

1	Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

2	To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

3	Trading in Six Continents ADRs halted at 11.30 am New York time.

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KEY QUESTIONS ANSWERED

The Proposals described in this document are complicated and you may have a number of questions. Set out below are four key questions and answers. You should still read the full details of the Proposals and not just rely on the questions and answers.

1.     What is being proposed?

There are two key elements to what is referred to in this document as the “Proposals”:

(a)	The separation of the existing Six Continents Group into two new separately listed companies:

•	InterContinental Hotels Group PLC, which will own the hotels and soft drinks businesses.

•	Mitchells & Butlers PLC, which will own the pubs, bars and restaurants business.

This is referred to in this document as the “Separation”.

(b)	The payment in cash of 81 pence per Six Continents Share to Six Continents Shareholders.

This is referred to in this document as the “Return of Capital”.

2.     What will I receive and when will I receive it?

If the Proposals are approved and implemented, you will receive shares in both InterContinental Hotels Group PLC (“IHG”) and Mitchells & Butlers PLC (“M and B”), together with a cash payment, in place of your existing Six Continents Shares.

This will be on the following basis:

Every 59 Six Continents Shares	=	50 IHG Shares

+

50 M and B Shares

+

£47.79 in cash[1]

For illustrative purposes, we have set out below in the table some examples of how this will apply:

Number of Ordinary Shares				Cash

Six Continents	IHG*	M and B	*	£
50	42	42		40.50
100	84	84		81.00
150	127	127		121.50
200	169	169		162.00
250	211	211		202.50

*	Six Continents Shareholders will also receive cash for any fractional entitlement arising on consolidation.

The Return of Capital and the Separation will only happen once all the necessary approvals have been obtained. The new shares in IHG and M and B are expected to be listed, and therefore capable of being traded, from Tuesday 15 April 2003. Your new share certificates and cash payment are expected to be despatched to you on 23 April 2003 if you hold your shares in the form of a share certificate.

3.     Why am I getting fewer IHG Shares and M and B Shares than I hold in Six Continents?

The Return of Capital represents approximately 15.254 per cent. of Six Continents’ market capitalisation as at London market close on 13 February 2003, the latest practicable date prior to the publication of this document. The number of IHG Shares and M and B Shares which you will hold following the Separation will be 15.254 per cent. lower than the number of Six Continents Shares[2] which you currently hold to reflect the fact that you are receiving cash under the Return of Capital. However, you will still own the same proportion of IHG and M and B after the Proposals as you held in Six Continents before the Proposals.[2]

1	Equivalent to 81 pence for every Six Continents Share held.
2	Subject to fractional entitlements

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4.     What do I need to do?

You need to vote. The Return of Capital and Separation can only happen if we receive sufficient support from our shareholders and relevant approvals from the Court.

In order to vote, you will find with this document two Forms of Proxy – there is a separate form for each of the shareholder meetings referred to below. Please complete, sign and return both of the Forms of Proxy so that the registrars receive them by 10.30 am on 10 March 2003 at the latest. The blue Form of Proxy for use at the Court Meeting may also be handed to the Chairman at the Court Meeting. Returning the Forms of Proxy will not prevent you from attending the meetings. Details on how you can return the forms are set out in paragraph 17 of Part I of this document and paragraph 17 of Part II.

In order to obtain the necessary shareholder approvals, there will be two shareholder meetings. The first is a meeting called by an order of the Court to approve the first step of the Proposals. This meeting is called the “Court Meeting” in this document. The second is an extraordinary general meeting (referred to as the “Extraordinary General Meeting” in this document) to approve the Separation of the two businesses. These meetings will be held from 10.30 am on 12 March 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

For the Court to be satisfied that the votes cast constitute a fair representation of the view of our shareholders, it is important that as many votes as possible are cast at the Court Meeting.

ACTION TO BE TAKEN

Please read the rest of this document and then sign and return your

• Blue Form of Proxy (Court Meeting)

AND

• White Form of Proxy (Extraordinary General Meeting)

AS SOON AS POSSIBLE

Holders of Six Continents ADRs are referred to paragraph 13 of Part II of this document for information on voting procedures relating to them.

A telephone helpline (0845 600 6063) (or +44 117 300 7714 from outside the UK) is available between 8.30 am and 5.30 pm (London time) on Monday to Friday to respond to certain questions which you may have. The helplines will not provide investment, financial or legal advice for which you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. You are recommended to take independent professional advice if you are in any doubt as to the action you should take in relation to the Proposals.

HELPLINE: 0845 600 6063

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PART I

LETTER FROM THE CHAIRMAN OF SIX CONTINENTS PLC

SIX CONTINENTS PLC
20 North Audley Street
London
W1K 6WN

17 February 2003

Dear Shareholder

Recommended proposals for the separation of the Six Continents Group to create two separate listed companies, InterContinental Hotels Group PLC (holding the Hotels Business and the controlling interest in Britvic) and Mitchells & Butlers PLC (holding the Retail Business) and a return of capital (the “Proposals”)

1.     Introduction

I am writing to you today to ask for your support for the proposed separation of our Hotels and Britvic Businesses from our Retail Business. On 1 October 2002, Six Continents announced the intention to (i) separate its Hotels Business and Britvic Business (“InterContinental Group”) from the Retail Business (“M and B Group”) (the “Separation”) and (ii) pay 81 pence in cash per Six Continents Share to Six Continents Shareholders (the “Return of Capital”). This will result in separately listed hotel and retail companies, with leading positions in their respective industries, each better placed to pursue their individual strategies and drive their operational development. In the Board’s unanimous view, this will enhance their ability to generate value for shareholders.

The purpose of this document is:

•	to provide you with full details of the Proposals;

•	to explain why the Directors believe that the Proposals are in the best interests of Six Continents and its Shareholders;

•	to explain to you the resolutions to be put to Six Continents Shareholders at the shareholder meetings of Six Continents, which are to begin at 10.30 am on 12 March 2003; and

•	to ask you to vote in favour of these resolutions.

You will find with this document Forms of Proxy for the two shareholder meetings. One is for the first meeting, a meeting convened by an order of the Court (the “Court Meeting”), and the other is for an extraordinary general meeting (the “Extraordinary General Meeting”), which will follow the Court Meeting. Both meetings will be held on 12 March 2003. The Court Meeting and the Extraordinary General Meeting are together referred to as the “Shareholder Meetings” in this document.

In order for these Proposals to be completed, it is important that there is sufficient shareholder support. I therefore urge you to vote at these two Shareholder Meetings. Details on how to do this are set out in paragraph 17 of this letter and in paragraph 17 of Part II of this document.

2.     Background to and reasons for the Separation

Over the last five years, the Six Continents Group has been transformed from a leisure conglomerate into a group focused on two principal businesses: (i) hotels; and (ii) pubs, bars and restaurants. Both businesses have developed powerful market positions with strong brand portfolios. The Hotels Business is one of the leading global hotel businesses and the Retail Business is the leading operator of managed pubs, bars and restaurants in the UK based on sales and number of sites. The Board considers that their greatest value and potential can be realised as independent businesses and the Separation is therefore the final significant move in the transformation of the Six Continents Group.

Six Continents PLC
Registered in England Number 913450
Registered office: 20 North Audley Street London W1K 6WN

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In particular, the Separation is expected to have the following benefits:

•	allow greater flexibility for the InterContinental Group and the M and B Group to manage their own resources and pursue strategies appropriate to their markets, which have different characteristics and opportunities;

•	sharpen management focus, helping the two businesses maximise their performance and make full use of their available resources;

•	create two separate London listed companies offering discrete investment propositions, each with clear market valuations;

•	align management rewards more directly with business and stock market performances, helping to attract, retain and motivate the best people;

•	improve the ability of the InterContinental Group and the M and B Group to develop their strong positions through participation in industry restructuring, if appropriate; and

•	provide a transparent capital structure and an efficient balance sheet for each business.

3.     Background to and reasons for the Return of Capital

As announced on 1 October 2002, the Board intends to return 81 pence per Six Continents Share to Six Continents Shareholders as part of the Proposals. The Board had sought to use these funds to pursue appropriate acquisition opportunities but, although conditions in the hotel industry have been difficult, asset prices have stayed at levels which means that value-enhancing acquisitions have not become available. This Return of Capital is aimed at providing each business with an efficient balance sheet.

4.     Effect of the Proposals

The Proposals will create two new holding companies, Mitchells & Butlers PLC (which will be the holding company for the Retail Business) and InterContinental Hotels Group PLC (which will be the holding company for the Hotels Business and the controlling interest in Britvic). Instead of the shares you own in Six Continents, you will hold shares in InterContinental Hotels Group PLC and shares in Mitchells & Butlers PLC and you will receive an amount of cash (equal to 81 pence per Six Continents Share that you own at the Scheme Record Time). Therefore:

Every 59 Six Continents Shares	=	50 IHG Shares

+

50 M and B Shares

+

£47.79 in cash[3]

Following implementation of the first step of the Proposals, your Six Continents Shares will be cancelled and your share certificates in relation to those shares can be destroyed.

As you will note, you will receive fewer IHG Shares and M and B Shares than those you hold in Six Continents at the Scheme Record Time. This is because of a share consolidation in Mitchells & Butlers PLC that forms part of the Proposals. The share consolidation is being implemented to reflect the fact that you are receiving 81 pence for every Six Continents Share you own in the form of cash. However, you will still own the same proportion of InterContinental Hotels Group PLC and Mitchells & Butlers PLC after the implementation of the Proposals as you held in Six Continents before the implementation of the Proposals.

3	Equivalent to 81 pence for every Six Continents Share held.

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The current structure of the Six Continents Group (together with examples of its brands or licences) is broadly as follows:

The new structure, after Separation, will be as follows:

A detailed description of the Proposals is set out in Part II of this document, and your approval is now being sought to effect the above steps to enable the Separation to happen. The Proposals can only be implemented if

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they receive sufficient support from Six Continents Shareholders at the two Shareholder Meetings. If they are implemented, you will be bound by the Proposals whether or not you have voted in favour of them.

5.    Shareholder and Court approvals required

At the Court Meeting, you will be asked to approve the first step of the Proposals, a scheme of arrangement (referred to in this document as the “Scheme”). The Scheme will insert Mitchells & Butlers PLC as a new holding company between Six Continents and Six Continents Shareholders and will also implement the Return of Capital.

At the Extraordinary General Meeting, you will be asked to approve:

(i)	a special resolution approving items necessary or desirable for the implementation of the Scheme, including an amendment to the Articles of Association of Six Continents to permit the transfer of Six Continents Shares held by overseas shareholders in certain circumstances as described in more detail in paragraph 14.3 of Part II of this document; and

(ii)	a special resolution approving items relating to the Separation, including a reduction of capital in Mitchells & Butlers PLC (referred to as the “M and B Reduction of Capital” in this document), which is technically how the Separation will be implemented; and

(iii)	four ordinary resolutions approving the M and B Share Schemes and the IHG Share Schemes.

More details of these approvals are set out in Part II of this document.

In addition, the Scheme needs to be sanctioned by the Court. The M and B Reduction of Capital will also need to be approved at a separate Court hearing. Although it is expected that the Proposals will be implemented in full, as the Scheme and the M and B Reduction of Capital require different approvals, it is possible that the M and B Reduction of Capital will not be implemented despite the Scheme having become effective. If this were to happen, Separation would not take place and you would ultimately receive 50 M and B Shares and £47.79 in cash for every 59 Six Continents Shares you own. Mitchells & Butlers PLC would then become the holding company of the entire Six Continents Group.

In order for the Proposals to be implemented, it is important that we get your support and you vote at both Shareholder Meetings. Paragraph 17 explains how to do this.

6.     The InterContinental Group

From Separation, the businesses to be carried on by the InterContinental Group will comprise: the Hotels Business, a leading global hotel business; a controlling interest in the Britvic Business, the second largest soft drinks manufacturer in the UK and certain other ancilliary activities.

The Hotels Business owns a portfolio of well-recognised and respected brands, including InterContinental, Crowne Plaza, Staybridge Suites, Holiday Inn and Express by Holiday Inn (Holiday Inn Express in the Americas). With more than 3,300 owned, leased, managed and franchised hotels and approximately 515,000 guest rooms across nearly 100 countries and territories, the Hotels Business is the most global hotel business and the second largest in the world by number of rooms.

The Hotels Business’ strong brands, international scope and portfolio of high quality assets, built through organic growth and acquisition, place it in a strong competitive position.

Hotels generated operating profits, before exceptional items, of £427 million on revenues of £1,896 million in the financial year 2001; and, in the financial year 2002, the Hotels Business generated operating profits, before exceptional items, of £262 million on revenues of £1,532 million. The financial performance in 2002 has declined in comparison to previous years, predominantly as a result of the events of 11 September 2001 and the concurrent downturn in the global economy which adversely affected the worldwide hotel market.

The Britvic Group is the second largest manufacturer of soft drinks, by volume, in the United Kingdom and has brands that include Robinsons, Britvic (juice and mixers), R Whites, Tango and J2O. The Britvic Group also has the Great Britain franchise for Pepsi and 7UP brands.

The Britvic Group generated operating profits before exceptional items of £57 million on revenues of £571 million in the financial year 2001, and, in the financial year 2002, the Britvic Group generated total operating profits before exceptional items of £63 million on revenues of £602 million.

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Strategy

The Hotels Business’ strategy is to use the strength of its brand portfolio, the breadth of its distribution, the diversity of its business models and the benefits of its scale in order to drive growth and returns for IHG Shareholders. The management team intends to implement this strategy by seeking to:

•	Develop high quality, strongly differentiated brands;

•	Extend the InterContinental Group’s network of hotels;

•	Leverage global system scale economies to drive superior RevPAR and GOP premiums;

•	Optimise capital deployment; and

•	Continue to develop the Hotels Business’ people.

Further information on the Hotels and Britvic Businesses and their strategies and performance is set out in the accompanying IHG Listing Particulars.

7.     The M and B Group

The M and B Group is the UK’s leading operator of managed pubs with sales of approximately £1.5 billion, operating profit of £289 million and EBITDA of £375 million (for the financial year 2002). The M and B Group has a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas which generate high average weekly takes (approximately three times the industry average). As at 30 September 2002, the M and B Group had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

The M and B Group’s experienced management team has created this estate by retaining around 1,100 of the strongest sites from its former Bass estate, acquiring 550 high-potential sites from the former Allied Domecq estate and making over 400 carefully selected site acquisitions and new builds.

In addition, to add value to this estate, the Retail Business has developed the best brand portfolio in the pub industry by creating its own high quality and distinctive brands (such as Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns) and through acquiring selected brands (Harvester, Browns and Alex) and rolling them out.

In 2001, Six Continents Retail Limited was voted Best Company by the pub industry at the prestigious Retailers’ Retailer of the Year Awards.

The directors of Mitchells & Butlers PLC consider that the M and B Group’s unique combination of prime sites, experienced management and strong portfolio of brands, coupled with their view of the long-term real growth potential of the eating out and drinking out market, provides a sound platform for both cash generation and long-term earnings growth.

The M and B Group generated EBITDA of £375 million and operating profits of £289 million (including £1 million of EBITDA and £1 million of operating profit which was generated by Standard Commercial Property Developments Limited and its subsidiaries and associated undertakings on revenues of £6 million) on revenues of £1.481 billion in the financial year 2002, delivering a post-tax cash return on cash capital employed of over 10 per cent.

Strategy

The M and B Group’s strategy is to capitalise and build on its position as the leader in the managed pub and pub-restaurant sector, to drive returns, cash generation and long-term earnings growth in the interests of creating value for M and B Shareholders.

The M and B Group intends to implement this strategy by:

•	owning and developing licensed properties with high average weekly take, maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and as appropriate, creating new consumer offers;

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•	delivering high returns on incremental capital invested, by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in the market.

Successful implementation of this operational strategy will enable management to drive longer-term earnings growth and freehold capital appreciation through the ongoing development of the M and B Group’s estate and, by taking advantage of specific value-enhancing disposal opportunities (for instance due to the higher valuations being achieved through unlicensed use), to realise value for M and B Shareholders through dividends and, where appropriate, returns of capital.

Further information on the Retail Business, its strategy and performance is set out in the accompanying M and B Listing Particulars.

8.     Current trading and prospects

For details of the current trading and prospects of the InterContinental Group (of which Six Continents will be a subsidiary following implementation of the Proposals) please refer to paragraph 6 of Part I of the IHG Listing Particulars. For details of the current trading and prospects of the M and B Group please refer to paragraph 5 of Part I of the M and B Listing Particulars.

9.     Dividend policy

As announced on 1 October 2002, the Directors intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to implementation of the Proposals. This dividend is expected to be the last dividend paid by Six Continents to existing Six Continents Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003 in order to allow the dividend to be paid by Six Continents prior to implementation of the Proposals. Any dividends after the Proposals have been implemented will be payable by InterContinental Hotels Group PLC and Mitchells & Butlers PLC.

The directors of InterContinental Hotels Group PLC intend to recommend that an interim dividend and a final dividend for InterContinental Hotels Group PLC for 2003, together totalling 13.5 pence per IHG Share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70 per cent. of the total annual dividend per share. Thereafter, it is envisaged that an interim dividend will be paid by InterContinental Hotels Group PLC in October and a final dividend in May of each year. This differs from the current Six Continents payment schedule due to the change in accounting year end from 30 September to 31 December as explained in the IHG Listing Particulars. The directors of InterContinental Hotels Group PLC intend to establish a progressive dividend policy that is appropriate to the strategies for the InterContinental Group and will seek to grow dividends in real terms from the base of 13.5 pence as indicated above and to build cover over time as the hotel cycle improves.

The directors of M and B intend to recommend a final 2003 dividend of 5.65p and a 2004 interim dividend of 2.85p, making the 8.5p per share announced on 1 October 2002. The directors of M and B intend to recommend a 2004 final dividend of 6.65p, an increase of 18 per cent. over the 2003 final (making a total dividend of 9.5p in respect of M and B’s first full financial year to September 2004). Thereafter, the directors of M and B intend to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004. This will be enabled through a combination of the M and B Group’s lower capital expenditure requirement (as the conversion of the former Allied Domecq estate comes to an end), the beneficial impact of actions taken on overhead costs and increases in retail staff productivity, and an increased level of value-enhancing individual site disposals.

More detail on the dividend policies of each of InterContinental Hotels Group PLC and Mitchells & Butlers PLC are set out in the respective Listing Particulars enclosed with this document.

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10.     Management and Board changes

Following Separation, InterContinental Hotels Group PLC and Mitchells & Butlers PLC will each operate as separate listed companies. There will be no cross-directorships between InterContinental Hotels Group PLC and Mitchells & Butlers PLC. The new boards of the two companies upon Admission will be as follows:

	Hotels	Retail

Non-Executive Chairman	Sir Ian Prosser*	Roger Carr

Chief Executive	Richard North	Tim Clarke

Finance Director	Richard Solomons	Karim Naffah

Other Executive Directors	Richard Hartman	Mike Bramley (MD Pubs & Bars)

	Stevan Porter	Tony Hughes (MD Restaurants)

Non-Executive Directors	Ralph Kugler	George Fairweather

	Robert C. Larson	Sara Weller

David Prosser

Sir Howard Stringer

David Webster
*	Sir Ian Prosser will be executive Chairman until 5 July 2003

There is no family relationship between Sir Ian Prosser and David Prosser

Further details of each of the InterContinental Hotels Group PLC and Mitchells & Butlers PLC boards and each of the proposed management teams are set out in the Listing Particulars enclosed with this document.

11.     American Depositary Receipts

Holders of Six Continents’ ADRs should read paragraph 13 of Part II of this document, which contains further important information regarding the proposals which are relevant to them and paragraph 11.2 of Part II of this document which contains a description of certain US tax consequences of the Proposals. Holders of Six Continents ADRs will be sent this document, the IHG Listing Particulars and the M and B Listing Particulars through the ADR Depositary.

12.     Tax

A general description of the UK, US, Netherlands and Australian tax consequences of the Proposals is contained in paragraph 11 of Part II of this document.

US shareholders should be aware that the payment of 81 pence per Six Continents Share in respect of the Return of Capital will be treated as ordinary dividend income for US federal income tax purposes. US shareholders should read paragraph 11.2 of Part II of this document which refers to the US federal income tax consequences of the Proposals.

Canadian shareholders should be aware that implementation of the Proposals might lead to significant adverse tax consequences for them and they should consult their own tax advisers.

All shareholders are advised to consult a professional adviser. The absence of any reference to the tax consequences of the Proposals for shareholders who are subject to tax in any particular jurisdiction should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such shareholders.

13.     PEPs and ISAs

Information for Six Continents Shareholders who hold their Six Continents Shares in general or single company PEPs or ISAs is set out in paragraph 15 of Part II of this document.

14.     Meetings

Notices convening the Court Meeting and the Extraordinary General Meeting at which the approvals for the Proposals will be sought are set out in Part VI of this document. All the meetings will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 12 March 2003 and the first meeting, the Court Meeting, will begin at 10.30 am.

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15.     Share dealing facilities

Each of InterContinental Hotels Group PLC and Mitchells & Butlers PLC is proposing to offer certain of its shareholders a low-cost share sale facility for a limited period after the Separation becomes effective. This will enable shareholders with a limited number of shares, who wish to sell all of their IHG Shares or all of their M and B Shares, to do so at a low commission rate per transaction. In addition, InterContinental Hotels Group PLC and Mitchells & Butlers PLC propose to offer shareholders a low-cost share purchase facility for a limited period after the Separation becomes effective which will enable those shareholders, who wish to purchase additional IHG Shares or additional M and B Shares up to a maximum value of £9,000 in each company, to do so at a low commission rate per transaction. The provision of these facilities does not include the payment of any applicable stamp duty or stamp duty reserve tax. Further details of the share sale and purchase facilities will be sent to shareholders after the Separation has become effective.

16.     Further information

The expected timetable for the Proposals is set out on page 3 of this document. If the Proposals are completed and you hold your Six Continents Shares in certificated form, you should receive your share certificates for your IHG Shares and M and B Shares and (a) cheque(s) for the cash payments due to you by 24 April 2003. If you hold your Six Continents Shares through the CREST system, IHG Shares and M and B Shares are expected to be credited to your CREST account on 15 April 2003 and the cash payments due to you are expected to be credited to your CREST accounts on 23 April 2003.

Further information regarding the Proposals is set out in Part II of this document. Further information relating to the InterContinental Group and the M and B Group is set out in the accompanying Listing Particulars.

17.     Action to be taken

Whether or not you propose to attend the meetings, you are requested to complete and sign the enclosed blue Form of Proxy for use at the Court Meeting and the enclosed white Form of Proxy for use at the Extraordinary General Meeting. Completed Forms of Proxy should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF as soon as possible, and in any event so as to be received by Lloyds TSB Registrars no later than 48 hours before the time appointed for the relevant meeting. A Form of Proxy in respect of the Court Meeting only may also be handed to the Chairman of the Court Meeting at that meeting.

18.     Helpline

If you have any questions about the Proposals or are in any doubt as to how to complete the Forms of Proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 117 300 7714 from outside the UK) between 8.30 am and 5.30 pm (London time) on Monday to Friday. For legal reasons, the helpline will not be able to provide advice on the merits of the Proposals or to provide financial advice.

19.     Recommendation

Your Board, who have received financial advice from Schroder Salomon Smith Barney, considers the Proposals to be fair and reasonable. In providing its advice, Schroder Salomon Smith Barney has placed reliance on the Board’s commercial assessments of the Proposals.

Your Board considers that the Proposals are in the best interests of Six Continents Shareholders as a whole. Accordingly, your Board recommends that you vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting, as the members of your Board intend to do in respect of their own beneficial shareholdings, representing 0.0735 per cent. of the total issued ordinary share capital of the Company.

Yours sincerely

Sir Ian Prosser
Chairman

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PART II
EXPLANATORY STATEMENT
(IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT)

Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom

17 February 2003

To the holders of Six Continents Shares

Dear Shareholder

Recommended proposals for the separation of the Six Continents Group to create two separate listed companies, InterContinental Hotels Group PLC (holding the Hotels Business and the controlling interest in Britvic) and Mitchells & Butlers PLC (holding the Retail Business), and a return of capital

1.     Introduction

We are writing to you on behalf of Six Continents to explain the Proposals.

Your attention is drawn to the Chairman’s letter in Part I of this document, which outlines the reasons for the Proposals and contains the recommendation of your Board. The Chairman’s letter forms part of this explanatory statement.

2.     Summary of the Proposals

If fully implemented, the Proposals will result in two new listed companies, Mitchells & Butlers PLC and InterContinental Hotels Group PLC, and Mitchells & Butlers PLC will return capital to Six Continents Shareholders. Ultimately, IHG will be the holding company for the Hotels Business and the controlling interest in Britvic, and M and B will be the holding company for the Retail Business. Six Continents Shareholders will hold IHG Shares and M and B Shares instead of Six Continents Shares and will also receive an amount of cash (equal to 81 pence per Six Continents Share) on the following basis:

Every 59 Six Continents Shares =	50 IHG Shares

+

50 M and B Shares

+

£47.79 in cash

On the Scheme becoming effective, your Six Continents Shares will be cancelled and your share certificates in relation to those shares can be destroyed.

Salomon Brothers International Limited
Registered Office: Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB
Registered in England     Registered Number 1763297     Regulated by the FSA

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In order to effect the Proposals in the most efficient way, it is proposed that they will be implemented in several steps as follows:

(a)	First, the Reorganisation. This will result in a new holding company (Mitchells & Butlers PLC) being placed on top of Six Continents. Six Continents Shareholders will receive one M and B Share and 81 pence in cash in respect of every Six Continents Share held by them at the Scheme Record Time.

(b)	Next, Six Continents will transfer the companies comprising the Retail Business to M and B, its new parent company (the “M and B Group Transfer”). The result of this part of the Proposals is that the Retail Business becomes owned by M and B directly rather than by Six Continents.

(c)	Then, there will be a consolidation of the shares in M and B, i.e. a reduction in the number of shares in M and B on a 50 for 59 basis (the “M and B Share Consolidation”).

(d)	Finally, the Separation will take place. Six Continents (holding the Hotels Business and the Six Continents Group’s controlling interest in Britvic) will be transferred from M and B to IHG and in return IHG will issue one IHG Share to M and B Shareholders (i.e. to former Six Continents Shareholders) for every M and B Share held after the M and B Share Consolidation.

The end result is that Six Continents Shareholders will hold 50 M and B Shares and 50 IHG Shares for every 59 Six Continents Shares held immediately prior to the implementation of the Proposals and they will have received 81 pence in cash for every Six Continents Share they held immediately prior to implementation of the Proposals. If the Proposals are implemented in full, it will only be after all the steps have taken place that you will receive your new share certificates and cash (or your CREST account will be credited if you hold your Six Continents Shares through CREST). If for any reason the Separation does not take place after the Reorganisation has been implemented, subject to what is said in paragraph 5 of this Part II below, you will receive share certificates in respect of your holding in M and B (which will have become the new holding company for the entire Six Continents Group) and cash (resulting from the Return of Capital and the sale of any fractional entitlements resulting from the M and B Share Consolidation – see paragraph 3.3 of this Part II below), or your CREST account will be credited with the shares and cash if you hold your Six Continents Shares through CREST.

3.     Detailed terms and description of the Proposals

3.1     The Reorganisation

As mentioned, the most efficient way of effecting the Proposals is to insert a new holding company over Six Continents. This is done pursuant to the Scheme, which is a Court approved process under section 425 of the Companies Act. Under the Scheme, Six Continents Shareholders will receive M and B Shares and a cash payment of 81 pence per Six Continents Share, in place of their Six Continents Shares.

Although the Scheme provides for Six Continents Shareholders to receive one M and B Share for every Six Continents Share held at the Scheme Record Time, the M and B Share Consolidation (which will take place after the Scheme has come into effect but before the Separation is implemented) will consolidate M and B Shares on a 50 for 59 basis. As this consolidation will be implemented before Admission of the M and B Shares, shareholdings in M and B will have been adjusted to reflect the M and B Share Consolidation at the time that M and B Shareholders are able to commence trading their shareholdings in M and B (i.e. upon Admission of the M and B Shares).

Under the Scheme:

(a)	all Six Continents Shares in issue will be cancelled and the holders at the Scheme Record Time will be allotted one M and B Share, credited as fully paid, and will be paid 81 pence in cash for every Six Continents Share then held; and

(b)	because Six Continents Shares will have been cancelled, a credit will arise in the books of account of Six Continents, and this credit will be used to pay up in full at par new Six Continents Shares equal in number to the Six Continents Shares cancelled. These will be issued to M and B or its nominee in return for the issue of M and B Shares and the payment of cash to Six Continents Shareholders.

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As a result, M and B will become the holding company of the Six Continents Group and all of its shares will be owned by former Six Continents Shareholders (other than those M and B Shares owned by the M and B Subscribers). At present, M and B is wholly owned by the M and B Subscribers.

At the Extraordinary General Meeting, Six Continents Shareholders will be asked to authorise the issue and allotment to M and B of one new deferred share in Six Continents. This deferred share is required to be issued and allotted to M and B prior to the Scheme Effective Time in order to avoid a legal technicality.

Immediately prior to the Scheme Effective Time, the M and B Subscribers will each hold two ordinary shares and one redeemable deferred share of 1 penny in M and B. The M and B Subscribers may acquire a limited number of further ordinary shares prior to the M and B Share Consolidation so as to ensure that there will be a whole number of M and B Shares in issue after the M and B Share Consolidation has been effected. One of the two M and B Subscribers will also hold a redeemable preference share of £50,000 in M and B. Immediately following the Scheme Effective Time, all of the remaining share capital of M and B will be held by former Six Continents Shareholders. M and B intends to redeem the redeemable deferred shares and the redeemable preference share held by the M and B Subscribers as soon as is reasonably practicable following the Separation.

The nominal value of the M and B Shares to be issued pursuant to the Scheme will be determined by resolution of the M and B Subscribers just before the Scheme Effective Time.

As part of the applications to the Court in connection with the Scheme, Six Continents may seek an order from the Court under section 139 of the Companies Act authorising the re- registration of Six Continents as a private company.

3.2     M and B Group Transfer

Following the implementation of the Scheme, the companies comprising the Retail Business will be transferred by Six Continents to M and B at book value, with the consideration being left outstanding. The outstanding consideration due from M and B to Six Continents in respect of the M and B Group Transfer will be paid by M and B prior to, or shortly after, the Separation proceeding. The result of this step is that the Retail Business will no longer be owned by Six Continents but will be owned directly by M and B.

The Court is being asked to sanction the terms of the M and B Group Transfer as part of the Scheme. Without this sanction, the M and B Group Transfer might involve unlawful financial assistance under technical provisions of English company law.

3.3     M and B Share Consolidation

It is proposed that the M and B Share Consolidation (under which M and B Shares will be consolidated on a 50 for 59 basis) will be approved, conditional on the Reorganisation being implemented, by the M and B Subscribers prior to the Scheme Effective Time. The M and B Share Consolidation will be implemented before the Separation Record Time.

This step could result in M and B Shareholders being entitled to fractions of M and B Shares. However, fractions will not be issued to shareholders. As a result, the terms of the M and B Share Consolidation will provide that no M and B Shareholder will be entitled to hold a fraction of a M and B Share. Instead, all fractions of shares will be aggregated and consolidated into whole M and B Shares which will be transferred to a nominee. These shares will be sold (together with the IHG Shares issued to that nominee in respect of these M and B Shares pursuant to the terms of the Separation) as soon as reasonably practicable following the implementation of the Proposals and the net proceeds of such sale will be sent to M and B Shareholders in cash according to their fractional entitlements. None of Six Continents, M and B, IHG or the nominee will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default.

In order to ensure that the number of M and B Shares in issue at the M and B Share Consolidation Record Time is a number that will result in a whole number of M and B Shares following the M and B Share Consolidation, Six Continents may buy back or issue new Six Continents Shares under the terms of existing authorisations before the Scheme Record Time. In addition, M and B will have been authorised to issue new M and B Shares prior to the implementation of the Scheme and may take advantage of this

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authorisation and issue new M and B Shares following the implementation of the Scheme and prior to the M and B Share Consolidation Record Time for the same purposes.

3.4     The Separation

The Separation will not proceed unless the Reorganisation, the M and B Group Transfer and the M and B Share Consolidation have occurred first. Assuming these steps have taken place and the other conditions to the Separation explained below have been satisfied, IHG will then issue IHG Shares to M and B Shareholders on the following basis:

For each M and B Share held One IHG Share (after the M and B Share Consolidation)

The Separation will be effected by the M and B Reduction of Capital, which, like the Scheme, is a Court approved process. The M and B Reduction of Capital will take place as follows:

(a)	the capital of M and B will be reduced by reducing the nominal value of each M and B Share by an amount which, in aggregate, is expected to be equal to at least the market value (after the M and B Group Transfer) of all shares in Six Continents held by M and B;

(b)	M and B will transfer Six Continents to IHG so that IHG becomes the holding company of the Hotels Business and the controlling interest in Britvic; and

(c)	the M and B Shareholders at the Separation Record Time will be allotted and issued one IHG Share, credited as fully paid, for each M and B Share held (after the M and B Share Consolidation).

The end result will be that former Six Continents Shareholders will hold 50 M and B Shares and 50 IHG Shares in place of every 59 Six Continents Shares held at the Scheme Record Time and will also have been paid 81 pence in cash for each such Six Continents Share held together with any sums due in respect of fractional entitlements that result from the M and B Share Consolidation.

4.     Conditions of the Proposals

4.1     The Reorganisation

The implementation of the Scheme is conditional upon the following:

(a)	the approval of the Scheme by a majority in number representing three fourths in value of the holders of the Scheme Shares present and voting either in person or by proxy at the Court Meeting;

(b)	the passing of the resolutions numbered 1 and 2 set out in the notice of the Extraordinary General Meeting;

(c)	the sanction of the Scheme, and the confirmation of the reduction of capital of Six Continents which comprises part of the Scheme, by the Court; and

(d)	the registration by the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and confirming the reduction of capital of Six Continents.

4.2     The M and B Share Consolidation

The M and B Share Consolidation is conditional upon the following:

(a)	the M and B Share Consolidation being approved at an extraordinary general meeting of M and B to be held prior to the Scheme Effective Date; and

(b)	the Scheme becoming effective.

4.3     The Separation

The implementation of the Separation is conditional upon the following:

(a)	the Scheme becoming effective;

(b)	the M and B Group Transfer and the M and B Share Consolidation being completed;

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(c)	the board of M and B resolving, following the Scheme and the M and B Group Transfer becoming effective and the M and B Share Consolidation being completed, that the Separation is in the best interests of M and B and its shareholders and approving the amount of the M and B Reduction of Capital;

(d)	the confirmation of the M and B Reduction of Capital by the Court;

(e)	the registration by the Registrar of Companies of an office copy of the Court Order confirming the M and B Reduction of Capital;

(f)	the grant by the UK Listing Authority and the London Stock Exchange of permission for the Admission of the M and B Shares; and

(g)	the grant by the UK Listing Authority and the London Stock Exchange of permission for Admission of the IHG Shares to be issued pursuant to the Separation subject only to allotment, and such permission not being withdrawn prior to the Separation Effective Time.

5.     Timetable

The Scheme will only become effective when an office copy of the Court Order sanctioning it and confirming the related reduction of capital is registered by the Registrar of Companies. The M and B Reduction of Capital, which implements the Separation, will only become effective when an office copy of the Court Order confirming it is registered by the Registrar of Companies.

Assuming that the conditions set out above are satisfied, the Scheme is expected to be become effective on 11 April 2003 and the Separation on 15 April 2003. If the Scheme has not become effective by 17 August 2003 (or such later date as Six Continents and M and B may agree and the Court may allow), it will lapse and none of the Proposals will proceed. If the Separation has not occurred by that date, it will not proceed.

Six Continents Shares will cease to be listed on the Official List at the Scheme Effective Time which is expected to be shortly after 4.30 pm on 11 April 2003. It is expected that trading in the Six Continents ADRs will be halted simultaneously.

If the Proposals are implemented in full, the M and B Shares and IHG Shares will be admitted to the Official List and commence trading on the London Stock Exchange at the Separation Effective Time which is expected to be 8.00 am on 15 April 2003. M and B ADRs and IHG ADRs are expected to thereafter be accepted for listing on the New York Stock Exchange and trading in M and B ADRs and IHG ADRs is expected to commence on the New York Stock Exchange at 9.30 am New York time on 15 April 2003.

In the event that, after the Scheme becomes effective, the conditions to the Separation are not satisfied prior to the expected date for the Admission of both M and B Shares and IHG Shares or shortly thereafter, the Board of M and B would nevertheless seek the Admission of the M and B Shares and listing of the M and B ADRs. This would require a new application for Admission and the production of new listing particulars and a new Form 20-F for M and B as holding company of the entire Six Continents Group.

The Court Hearing to sanction the Scheme is expected to be held on 10 April 2003. Six Continents Shareholders will have the right to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel. The Court Hearing to confirm the M and B Reduction of Capital is expected to be held on 14 April 2003. M and B Shareholders will have the right to attend the Court Hearing to support or oppose the M and B Reduction of Capital and to appear in person or be represented by Counsel.

6.     Modifications

The Scheme contains a provision for Six Continents and M and B jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may approve or impose.

7.     Text of the Scheme

The full text of the Scheme is set out in Part III of this document.

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8.     Directors’ Interests

Details of the Directors and their interests and current service contracts are set out in Part V of this document.

Save as otherwise disclosed in this document, the effect of the Scheme on the interests of the Directors will not differ from its effect on the like interests of other Scheme Shareholders.

The effect of the Scheme on the executive Directors’ share options (which will be the same as its effect on other holders of options under the relevant Six Continents Share Schemes) is described in paragraph 9 below. If the Proposals are implemented, the current service agreement of Sir Ian Prosser will continue until he reaches his normal retirement age of 60 years on 5 July 2003, after which he will become non-executive Chairman of IHG for a fixed period expiring on 31 December 2003 on new contractual terms with IHG. Richard North’s service agreement will be terminated and he will have new contractual terms as the Chief Executive of IHG with effect from Admission. It is proposed that Richard North will be granted options under the IHG Share Schemes.

Tim Clarke as the Chief Executive of M and B with effect from the Scheme becoming effective, will have a new service agreement with M and B with effect from Admission. It is proposed that following the Separation he will be granted options under the M and B Share Schemes.

Thomas R. Oliver’s current service agreement with Six Continents Hotels Inc. will expire on 31 March 2003 when he retires as a director of Six Continents. It is proposed that, if the Proposals are implemented as currently envisaged, Sir Ian Prosser, Tim Clarke, Richard North and all non-executive Directors will resign as directors of Six Continents on completion of the M and B Group Transfer.

The IHG Listing Particulars set out the proposed board of IHG upon Admission. The M and B Listing Particulars set out the proposed board of M and B upon Admission.

9.     Employee Share Schemes

Six Continents will write to participants in the Six Continents Share Schemes in due course to explain the effect of the Proposals on their participation in more detail. In summary, the effect will be as follows:

9.1     The Six Continents Share Option Schemes

9.1.1	Six Continents Executive Share Option Scheme 1995 (the “1995 Scheme”) and the Six Continents Executive Share Option Scheme 1985 (the “1985 Scheme”)

Options under the 1995 Scheme have become conditionally exercisable. Their exercise will become effective if and when the Scheme is approved at the Court Meeting. To the extent that these optionholders exercise their options, they will participate in the Scheme.

Optionholders under the 1995 Scheme who are employed (or were last employed) in the Retail Business or who ceased to be employed in the Six Continents Group before the date of this document will also be given the opportunity to exchange their options for new options over M and B Shares under the rules of the Mitchells & Butlers PLC Executive Share Option Plan. Other optionholders will be given the opportunity to exchange them for new options over IHG Shares under the rules of the InterContinental Hotels Group PLC Executive Share Option Plan.

The grant of new options in exchange for existing options under the 1995 Scheme will take place shortly after Separation and the new options will be immediately exercisable without any requirement to satisfy performance conditions. The new options will not generally lapse (unless the original options are already exercisable as a result of termination of employment) until ten years after the grant of the original options unless the optionholder is dismissed or resigns.

Options under the 1985 Scheme will become exercisable for a period of six months following the date on which the Court sanctions the Scheme. It is proposed that the articles of association of Six Continents be changed so that any Six Continents Shares to be issued on exercise of these options (or any others) after the Scheme Effective Time will be automatically exchanged for shares in the holding company of Six Continents. With effect from completion of the Proposals, the holding company will be IHG.

Optionholders under the 1985 Scheme will be given the opportunity to exchange their options as described above.

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9.1.2	Six Continents Savings-Related Share Option Schemes

Options under these option schemes will become exercisable for a period of six months after the date on which the Court sanctions the Scheme. They will only be exercisable to the extent of savings made under the associated savings contract up to the date of exercise. To the extent that these options are exercised, the resulting Six Continents Shares will be automatically exchanged for shares in the holding company of Six Continents as described above.

9.2     The Six Continents Profit Sharing Scheme

The Six Continents Shares held for participants in this profit sharing scheme will participate in the Scheme. IHG Shares and M and B Shares will continue to be held for participants on the same terms as Six Continents Shares are now held. Under the rules of this profit sharing scheme, the cash paid to Six Continents Shareholders pursuant to the terms of the Scheme must be paid out to participants.

Participants in this profit sharing scheme are being given the opportunity to direct the trustee of the profit sharing scheme as to how to vote on their behalf at the Extraordinary General Meeting and the Court Meeting.

9.3     The Six Continents Long Term Incentive Plan

Awards under the Long Term Incentive Plan will not vest as a result of the Scheme as the performance conditions have not been satisfied. However, shares held in respect of awards which have already vested will be released, together with any cash received in the Return of Capital and in respect of any fractional entitlements.

9.4     The Six Continents Special Deferred Incentive Plan

The release of shares under this plan will not be accelerated as a result of the Scheme. Awards of Six Continents Shares will be replaced by awards of either M and B Shares or IHG Shares, depending on whether the relevant participant is employed in the M and B Group or the InterContinental Group.

9.5     Employee Trusts

The trustees of the two Six Continents Employee Trusts and the Six Continents Hotels & Resorts, Inc. Deferred Compensation Plan will be entitled to vote on the Scheme and will, to the extent that they hold shares in Six Continents at the Scheme Record Time and that the Proposals are implemented, receive cash, IHG Shares and M and B Shares in the same way as any other Six Continents Shareholder.

9.6     New Employee Share Schemes

Both M and B and IHG intend to operate new employee share schemes to incentivise their employees following the Separation. The Listing Particulars contain details of these schemes.

10.     Pensions

10.1     Approved schemes

The Six Continents Group presently has two exempt approved retirement benefits schemes, namely the Six Continents Pension Plan (“SCPP”) and the Six Continents Executive Pension Plan (“SCEPP”).

It is intended that a subsidiary of M and B will be substituted for Six Continents as the principal employer of both these schemes and that, as a result of the Proposals, certain members will transfer their past service benefits to new schemes to be established as exempt approved retirement benefits schemes within the InterContinental Group, one of which will relate to the Hotels Business and the other to the Britvic Business. It is anticipated that the sums transferred to those schemes will be calculated in a manner intended broadly to leave each of SCPP and SCEPP with a similar funding position to that which applied before the transfers. Further details can be found in paragraph 7 of Part IX of the M and B Listing Particulars.

Details of the proposed new schemes in the InterContinental Group can be found in paragraph 8 of Part IX of the IHG Listing Particulars.

It is intended following Separation to pay further employers’ contributions into these approved schemes. If the transfers go ahead as intended, the amounts of these further contributions are expected to be £31.5 million in aggregate from the M and B Group to the SCPP and SCEPP combined, and £4.5m to the

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Hotels Business’ scheme and £9m to the Britvic Business’ scheme from InterContinental Group. These sums would be in addition to regular contributions (as described in the respective Listing Particulars as referred to above).

10.2   Secured unapproved arrangements

There is currently a secured unapproved arrangement under which supplementary benefits are provided for certain executives employed in the Six Continents Group. These are expected to remain in place following Separation as far as the InterContinental Group employees are concerned and it is intended that they be replaced with a similar arrangement in relation to the M and B Group.

11.     Certain Taxation Consequences of the Proposals

General information on the taxation consequences in certain jurisdictions of acquiring and holding IHG Shares and M and B Shares and of subsequent dealings in IHG Shares and M and B Shares are contained in the IHG Listing Particulars and the M and B Listing Particulars, respectively. The treatment in those jurisdictions for shareholders holding IHG ADRs or M and B ADRs should be the same as for those holding IHG Shares or M and B Shares unless specific attention is drawn to the consequences of acquiring, holding or disposing of ADRs.

A general summary of the UK, US, Netherlands and Australian tax consequences of the Proposals is set out below.

All Shareholders are advised to consult their own professional adviser about the tax consequences for them of the Proposals.

11.1 UK Taxation

The comments below are based on existing UK law and what is understood to be current Inland Revenue practice, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to shareholders who are resident or ordinarily resident for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Six Continents Shares as an investment and who are the absolute beneficial owners of such shares. The taxation position of certain shareholders who are subject to special rules, such as dealers in securities, broker-dealers, insurance companies and collective investment schemes, is not considered.

Persons who are in any doubt about their tax position, or who are resident for tax purposes or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers.

11.1.1	Capital Gains Tax
The Scheme
For the purposes of UK taxation of chargeable gains (“CGT”) the Scheme should constitute a scheme of reconstruction. Clearance has been obtained from the Inland Revenue in respect of the Scheme under Section 138 of the Taxation of Chargeable Gains Act 1992 (“TCGA”).

Return of Capital
Subject to the following paragraph, the Return of Capital will result in Six Continents Shareholders being treated as making a part disposal of their holding of Six Continents Shares. The base cost of that part of their holding treated as disposed of will be determined for the purposes of calculating any chargeable gain or allowable loss on the part disposal by applying the formula A/(A+B) to the base cost in their Six Continents Shares where A is the amount of the cash received by the shareholder and B is the sum of the market value of the M and B Shares and the IHG Shares received by the shareholders including fractional entitlements arising as a result of the M and B Share Consolidation, using the values of those shares on the first day of dealing after the implementation of the Proposals. This could result in a chargeable gain or allowable loss arising.

In certain circumstances, Section 703 of the Income and Corporation Taxes Act 1988 (“ICTA”) may apply where a person obtains a tax advantage in consequence of a “transaction in securities”. If Section 703 ICTA were to apply to the Return of Capital, the general effect would be to tax such proceeds as an income distribution. However, in the opinion of Six Continents and its tax advisers, Section 703 ICTA should not apply to Six Continents Shareholders in respect of the Return of Capital.

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Receipt of M and B Shares
Six Continents Shareholders should not, other than in respect of the Return of Capital as discussed above, be treated as making a disposal for CGT purposes of their Six Continents Shares as a result of receiving M and B Shares under the Scheme, and so no chargeable gain or allowable loss should arise on the cancellation of Six Continents Shares and the issue of M and B Shares to them. Such M and B Shares should be treated as the same asset as the Six Continents Shares, acquired on the same date and for the same consideration as such Six Continents Shares were originally acquired, less the amount of such acquisition cost applied to the Return of Capital in the manner described above.

Clearance under Section 707 ICTA has been obtained to the effect that the Inland Revenue would not apply Section 703 ICTA in respect of the receipt of the M and B Shares under the Scheme.

M and B Share Consolidation
For CGT purposes, the M and B Share Consolidation should constitute a reorganisation of M and B’s share capital.

Accordingly, except to the extent of any cash received in respect of fractional entitlements, holders of M and B Shares should not be treated as making a disposal of their M and B Shares as a result of the M and B Share Consolidation.

M and B Shareholders who receive cash in respect of fractional entitlements under the M and B Share Consolidation will be treated as making a part disposal of those shares for CGT purposes.

After the M and B Share Consolidation, the M and B Shares held should be treated as the same asset as the M and B Shares held prior to the consolidation, and as acquired on the same date as, and for a consideration equal to that at which, the M and B Shares were deemed to be acquired under the Scheme less any base cost attributed to the part disposal occasioned by the receipt of cash from fractional entitlements.

The Separation
For CGT purposes, the Separation should constitute a scheme of reconstruction.

Clearance has been obtained from the Inland Revenue under Section 138 TCGA in respect of the Separation. Accordingly, holders of M and B Shares should not be treated as making a disposal for CGT purposes when they receive IHG Shares pursuant to the Separation. Any gain or loss which would otherwise have arisen on a part disposal of M and B Shares should be “rolled over” into the IHG Shares received by M and B Shareholders pursuant to the Separation.

Clearance under Section 707 ICTA has been obtained to the effect that the Inland Revenue would not apply Section 703 ICTA in respect of the receipt of the IHG Shares under the Separation.

Combined Effect of the Proposals
In summary, the M and B Shares and IHG Shares that will be held by a Six Continents Shareholder following the Separation should be treated as the same asset as the shareholder’s original Six Continents Shares and as being acquired on the same date as those Six Continents Shares. The M and B Shares and IHG Shares, taken together, should be treated as having been acquired for the same consideration as such Six Continents Shares were originally acquired, less the amount of such acquisition cost attributable to: (i) the Return of Capital; and (ii) the fractional entitlements disposed of.

Accordingly, following the Scheme and the Separation, a shareholder’s original base cost in their Six Continents Shares, less the amount of such base cost attributed to the Return of Capital and fractional entitlements, should be apportioned between their M and B Shares and their IHG Shares by reference to the market quotations of the M and B Shares and the IHG Shares on the first day of dealings in such shares as derived from the Official List.

   11.1.2 Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by Six Continents Shareholders or holders of Six Continents ADRs as a result of the cancellation of the Six Continents Shares and

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Six Continents ADRs and the issue of the M and B Shares and M and B ADRs under the Scheme or the M and B Share Consolidation or the issue of IHG Shares and IHG ADRs under the Separation.

     11.1.3 Six Continents Share Schemes

The tax treatment for those who hold or acquire their Six Continents Shares through one of the Six Continents Share Schemes may be different from that which applies to other Six Continents Shareholders. Six Continents will write to these people in due course to explain the effect of the Reorganisation and Separation on their participation in the Six Continents Share Schemes and to summarise the likely tax treatment.

     11.1.4 Position of Trustees

In relation to shareholders who are trustees of trusts governed by English law, although regard must be had to the terms of each particular trust, the M and B Shares and Return of Capital received under the Scheme and the IHG Shares received under the Separation should, under current law and Inland Revenue practice, each generally be regarded as a capital receipt. In such a case, the general tax position of such trustees should be the same as that of shareholders who are individuals (subject to specific rules applicable to trustees). If for any reason the cash or M and B Shares received under the Scheme and/or the IHG Shares received under the Separation are regarded in relation to any particular trust as an income receipt, the trust and tax implications (both for the trustees and the beneficiaries) may be different, and independent professional advice should be taken.

11.2     US Taxation

The following is a summary of the principal US federal income tax consequences to a US Holder (as defined below) of the Scheme, the Return of Capital, the M and B Share Consolidation and the Separation. This discussion addresses only Six Continents Shares held, and M and B Shares and ADRs and IHG Shares and ADRs that will be held, as capital assets, and does not address all aspects of federal income taxation that may be important to a Six Continents Shareholder in light of that shareholder’s particular circumstances or to a Six Continents Shareholder subject to special rules, such as:

(a)	a shareholder who is not a US Holder (as defined below),

(b)	a financial institution or insurance company,

(c)	a tax-exempt organisation,

(d)	a dealer or trader in securities or currencies,

(e)	a Six Continents Shareholder that holds its Six Continents Shares, or will hold the M and B Shares or IHG Shares, as part of a hedge, appreciated financial position, straddle or conversion transaction,

(f)	partnerships or other entities classified as partnerships for US federal income tax purposes,

(g)	persons liable for the alternative minimum tax,

(h)	a Six Continents Shareholder who acquired the Six Continents Shares pursuant to the exercise of options or otherwise as compensation, or

(i)	a US Holder whose functional currency is not the US dollar.

In addition, this discussion does not address the US federal income tax consequences to a US Holder that will own, directly and through the application of certain constructive ownership rules, 5 per cent. or more of the total voting power or the total value of M and B Shares or IHG Shares immediately after the Separation. Any such US Holder should consult its tax adviser concerning the US federal income tax consequences of the Proposals in light of its particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect.

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This discussion is not a complete analysis or description of all potential federal income tax consequences of the transaction. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the transaction.

Accordingly, each Six Continents Shareholder who may be liable to tax in the US is urged to consult his or her own tax adviser to determine the United States federal, state or local or foreign income or other tax consequences of the Proposals in light of its particular circumstances.

As used in this paragraph 11.2, the term “US Holder” means a beneficial owner of Six Continents, M and B or IHG Shares or ADRs that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income taxation without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

In general, if a US Holder holds or receives Six Continents ADRs, M and B ADRs or IHG ADRs, the US Holder will be treated as the holder of the underlying shares represented by those ADRs for US federal income tax purposes. The following discussion (except where otherwise noted) of the US federal income tax consequences to US Holders of Six Continents Shares, M and B Shares or IHG Shares therefore applies equally to US Holders of Six Continents ADRs, M and B ADRs or IHG ADRs.

11.2.1	General
Six Continents has received an opinion from Davis Polk & Wardwell, special US tax counsel (“US Tax Counsel”) to Six Continents, that under current law (i) the exchange of Six Continents Shares for M and B Shares will qualify as a transaction described in Section 351 of the Code, and (ii) the receipt of IHG Shares by M and B Shareholders should qualify as a tax-free distribution under Section 355 of the Code. US Tax Counsel’s opinion relies upon certain customary representations of the management of M and B and IHG. Included among the representations on which the opinion is based are that, at the time of the implementation of the Proposals, (i) there will not exist any plan or intention to liquidate either M and B or IHG, to merge either M and B or IHG with any other corporation, or to sell or otherwise dispose of the assets of either M and B or IHG after the transaction, except in the ordinary course of business, and (ii) neither M and B or IHG will be acquired pursuant to any plan or arrangement in existence prior to the implementation of the Proposals. Six Continents is not currently aware of any facts or circumstances that would cause any of the representations upon which the opinion is based to be inaccurate or untrue. An opinion of counsel is not binding on the US Internal Revenue Service or a court, either or both of which could reach a conclusion contrary to any conclusion set forth in the opinion. Six Continents has not sought an advance ruling from the US Internal Revenue Service regarding these transactions.

11.2.2	The Scheme
Receipt of M and B Shares
Assuming that the exchange of Six Continents Shares for M and B Shares qualifies under Section 351 of the Code, the following are the principal US federal income tax consequences of the exchange to a US Holder:

(a)	No gain or loss will be recognised by a US Holder upon the receipt of M and B Shares.

(b)	A US Holder’s aggregate tax basis in the shares received will be equal to its aggregate basis in the Six Continents Shares cancelled.

(c)	A US Holder’s holding period for the M and B Shares received will include the period during which the US Holder held the Six Continents Shares surrendered in the exchange.

(d)	A US Holder will be required, under US Treasury Regulation § 1.351-3, to attach a statement to its federal income tax return for the taxable year in which the exchange occurs setting forth the information regarding the exchange specified in such regulation.

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If the exchange does not qualify under Section 351 of the Code, a US Holder receiving M and B Shares in exchange for Six Continents Shares will recognise gain or loss to the extent of the difference between the US Holder’s aggregate basis in the Six Continents Shares surrendered and the fair market value of the M and B Shares received, which amount will also be the US Holder’s tax basis in the M and B Shares. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Six Continents Shares exchanged for the M and B Shares were held for more than one year at the effective time of the exchange. In addition, a US Holder’s holding period for the M and B Shares received will begin on the day after the exchange.

Return of Capital
Regardless of whether the exchange of Six Continents Shares for M and B Shares qualifies under Section 351 of the Code, the associated Return of Capital will be treated, for US federal income tax purposes, as a distribution taxable as ordinary dividend income to a US Holder to the extent that the amount of cash in aggregate that shareholders receive does not exceed Six Continents’ current or accumulated earnings and profits, as determined for US federal income tax purposes. Such dividend will constitute foreign source income (and, for foreign tax credit purposes, will generally constitute “passive” income) and will not be eligible for the dividends-received deduction generally allowed to US corporations. To the extent the amount of the distribution exceeds Six Continents’ current or accumulated earnings and profits, the distribution will be treated as a return of capital, reducing the US Holder’s adjusted tax basis in its M and B Shares, and to the extent in excess of such adjusted tax basis will be taxed as capital gain.

For US federal income tax purposes, the amount of the cash distribution will be the US dollar amount of the distribution, determined by reference to the exchange rate between sterling and US dollars in effect on the date the Return of Capital is received by the US Holder (or, in the case of ADRs, the ADR Depositary). If the distribution is converted into US dollars on the date of receipt, a US Holder should not be required to recognise foreign currency gain or loss in respect of the cash distribution. A US Holder that does not convert such cash distribution into US dollars on the date of receipt may have foreign currency gain or loss on the later conversion or other disposition of the sterling received.

11.2.3	M and B Share Consolidation
For US federal income tax purposes, a US Holder will not recognise any gain or loss as a result of the M and B Share Consolidation. A US Holder’s aggregate tax basis in the M and B Shares held after the M and B Share Consolidation will be equal to its aggregate basis in such shares before the M and B Share Consolidation, and its holding period for the M and B Shares held after the M and B Share Consolidation will include the period during which the US Holder held, or is deemed to have held, such shares before the M and B Share Consolidation.

Cash received by a US Holder as a result of the sale of a fractional M and B Share and associated IHG Share by a nominee, as described in paragraph 3.3 of this Part II above, will be treated for US federal income tax purposes as received in exchange for such fractional share interests.

11.2.4	The Separation
Assuming that the receipt of IHG Shares qualifies under Section 355 of the Code, the following are the principal US federal income tax consequences of the receipt of IHG Shares to a US Holder:

(a)	No gain or loss will be recognised by a US Holder upon the receipt of IHG Shares.

(b)	A US Holder will apportion its aggregate tax basis in the M and B Shares between the M and B Shares and the IHG Shares received in proportion to the relative fair market values of the M and B Shares and the IHG Shares on the date the IHG Shares are issued.

(c)	A US Holder’s holding period for the IHG Shares received will include the period during which the US Holder held the M and B Shares.

(d)	A US Holder will be required, under US Treasury Regulation § 1.355-5, to attach a statement to its federal income tax return for the taxable year in which the IHG Shares are received setting forth the information concerning the transaction specified in such regulation.

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If the receipt of the IHG Shares does not qualify under Section 355 of the Code, a US Holder receiving IHG Shares will be treated as having received a distribution in an amount equal to the fair market value of the IHG Shares received, which amount will also be the US Holder’s tax basis in the IHG Shares. This distribution will be taxable to a US Holder as ordinary dividend income to the extent not in excess of M and B’s current or accumulated earnings and profits, as determined for US federal income tax purposes. To the extent the amount of the aggregate distribution exceeds M and B’s current or accumulated earnings and profits, after taking into account the Return of Capital described above, the aggregate distribution will be treated as a return of capital, reducing the US Holder’s adjusted tax basis in its M and B Shares and, to the extent in excess of such adjusted tax basis, will be taxed as capital gain. In addition, a US Holder’s holding period for the IHG Shares received will begin on the day after the exchange.

11.3     Netherlands Taxation

11.3.1	Introduction
The statements set out below are intended only as a general guide to certain aspects of current Netherlands tax law and practice and apply only to certain categories of shareholders who may be liable to tax in the Netherlands.

The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding IHG Shares or M and B Shares. It only deals with certain Netherlands tax consequences under the Scheme for persons resident or deemed resident in the Netherlands or who have elected to be taxed as a resident in the Netherlands for Netherlands tax purposes. Six Continents Shareholders acquiring IHG Shares or M and B Shares pursuant to the Proposals are advised to consult their own tax advisers concerning the consequences under Netherlands laws of the acquisition, ownership and disposition of IHG Shares or M and B Shares. This summary is based upon Netherlands law and practice as currently in effect and subject to change at any time, possibly with retroactive effect.

The statements are not applicable to all categories of shareholders, and in particular do not address the tax consequences for holders of Six Continents Shares or, after the Separation, of IHG Shares or M and B Shares, receiving income or realising capital gains in their capacity as a (former) employee, director or supervisory director or pursuant to an employee stock option plan, or who have a substantial interest in Six Continents or, after the Separation, in IHG or M and B.

Generally, a holder will have a substantial interest if he, or his partner holds, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of a company, or rights to directly or indirectly acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent. or more of the annual profit of the company and/or to five per cent. or more of the liquidation proceeds of the company. A substantial interest is also present if a holder of shares does not, but his, or his partner’s children (including foster children), certain other relatives or certain partners sharing his household do have a substantial interest, or a deemed substantial interest, in the company. A deemed substantial interest is present if a substantial interest has been disposed of on a non-recognition basis.

Persons who are in any doubt about their tax position should consult their own professional advisers.

11.3.2	Taxation of Capital Gains
The Scheme
If a Six Continents Shareholder, resident or deemed to be resident in the Netherlands or who has elected to be taxed as a resident in the Netherlands (a “Netherlands Shareholder”), receives M and B Shares in exchange for his Six Continents Shares, to the extent such Six Continents Shareholder realises or is deemed to realise a chargeable gain as a consequence of this receipt, this gain will generally be subject to Netherlands (corporate) income tax as described under Return of Capital below. No roll over relief is likely to be available for Netherlands tax purposes since the additional payment of cash under the Return of Capital in addition to the M and B Shares received is likely to exceed 10 per cent. of the nominal value of the issued M and B Shares.

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Return of Capital
Individuals
A Netherlands Shareholder who is an individual will be subject to Netherlands income tax on receipt of cash under the Scheme at progressive rates if (i) such holder of Six Continents Shares has an enterprise or an interest in an enterprise or has a co-entitlement to the net worth of an enterprise (other than as an entrepreneur or a shareholder), to which enterprise the Six Continents Shares are attributable, and/or (ii) such receipt of cash forms “a benefit from miscellaneous activities” (“resultaat uit overige werkzaamheden”) which, for instance, would be the case where the activities with respect to the Six Continents Shares exceed normal active asset management (“normaal, actief vermogensbeheer”).

Generally, if the above-mentioned conditions (i) and (ii) do not apply, a Netherlands individual who holds Six Continents Shares will be subject to a fictitious yield tax. The Six Continents Shares held by such Netherlands individual will be taxed under the regime for savings and investments. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Netherlands individual that are taxed under such regime including, as the case may be, Six Continents Shares or, after the Separation IHG Shares or M and B Shares, is set at a fixed percentage. This percentage is 4 per cent. of the average fair market value of these assets and liabilities taken (in general) at the beginning and end of every year (less a tax-free amount). The tax rate applicable under the regime for savings and investments is 30 per cent.

Entities
A holder of Six Continents Shares that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and which is either:

(i)	a corporation;

(ii)	another entity with a capital divided into shares;

(iii)	a cooperative (association); or

(iv)	another legal entity that has an enterprise or an interest in an enterprise to which the Six Continents Shares are attributable,

but which is not:

(i)	a qualifying pension fund;

(ii)	a qualifying investment fund (“fiscale beleggingsinstelling”); or

(iii)	another entity exempt form corporate income tax,

will be subject to regular corporate income tax, levied at a rate of 34.5 per cent. (29 per cent. up to €22,689) on income derived from the Six Continents Shares, unless the holder of the Shares is eligible for the application of the participation exemption (“deelnemingsvrijstelling”) as defined in article 13 of the Netherlands Corporate Income Tax Act (“CITA”) with respect to the Six Continents Shares.

Generally, the participation exemption applies if a holder of shares (i) holds an interest of at least 5 per cent. in the issued and paid up nominal share capital of Six Continents, (ii) does not hold such interest as a portfolio investment and (iii) is not an investment fund benefiting form the provisions under article 28 of the CITA.

M and B Share Consolidation
A Netherlands Shareholder will be subject to Netherlands (corporate) income tax on any gain he realises or is deemed to realise as a consequence of the M and B Share Consolidation as described under Return of Capital above.

The Separation
To the extent that a Netherlands Shareholder realises or is deemed to realise a chargeable gain as a consequence of the receipt of IHG Shares under the Separation, this gain may generally be “rolled

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over” into the IHG Shares received, provided that any additional payment of cash in addition to the IHG Shares does not exceed 10 per cent. of the nominal value of the issued M and B Shares. In that case, the cost price for tax purposes of the IHG Shares received will equal that part of the cost price for tax purposes of the M and B Shares on the date they are issued which equates to the proportion of the market value on the day of Admission of the IHG Shares to the aggregate of the market value on the day of Admission of the M and B Shares and the IHG Shares.

11.3.3	Gift, Estate and Inheritance Taxes
No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Six Continents Shares or, after implementation of the Proposals, IHG Shares or M and B Shares by way of a gift by, or on the death of, a holder of such shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are or were attributable; or

(ii)	in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

11.3.4	Other Taxes and Duties
No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty nor turnover tax or value added tax or similar tax will be payable in the Netherlands in respect of or in connection with the cancellation of the Six Continents Shares and the issue of the M and B Shares under the Scheme or the M and B Share Consolidation or the issue of IHG Shares under the Separation.

11.4     Australian Taxation

The comments below are based upon existing Australian law and current practices of the Australian Taxation Office, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to shareholders who are Australian tax residents, who hold their Six Continents Shares on capital account and who have not acquired their Six Continents Shares under an employee share or option scheme. The Australian taxation position of certain shareholders who may be subject to special rules, such as banks, insurance companies, dealers in securities or superannuation funds, is not considered.

Australian tax resident shareholders are advised to consult their own professional advisers regarding the disposal of Six Continents Shares and the acquisition of M and B Shares and IHG Shares under the Proposals, and the holding of M and B Shares and IHG Shares, in light of current tax laws and their particular circumstances.

11.4.1	Scheme and Return of Capital
Six Continents Shares acquired pre-20 September 1985
Where Six Continents Shareholders acquired their Six Continents Shares before 20 September 1985, then generally there should be no capital gains tax consequences for them on cancellation of those Shares. Note, however, that there are circumstances where Six Continents Shareholders may be deemed to have acquired their Six Continents Shares on or after 20 September 1985.

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However, any future sale or other dealing in the M and B Shares held by Six Continents Shareholders will be subject to the capital gains tax rules. For these purposes, the cost base of the M and B Shares should include an amount equal to the market value of the Six Continent Shares immediately before the Scheme Effective Time less the amount of cash received by the Six Continents Shareholder under the Return of Capital.

Six Continents Shares acquired post-19 September 1985
Where Six Continents Shareholders acquired (or are deemed to have acquired) their Six Continents Shares after 19 September 1985, then there will generally be capital gains tax implications for them on the cancellation of the Six Continents Shares unless rollover relief is available and such relief is sought.

Accordingly, the capital gains tax consequences for such Six Continents Shareholders will differ depending on whether or not rollover relief is sought (refer to conditions below under “If rollover relief is obtained”).

If rollover relief is not obtained
Generally, if the market value at the Scheme Effective Time of the M and B Shares received for Six Continents Shares together with the cash received under the Return of Capital exceeds the cost base of a Six Continents Shareholder’s Six Continents Shares for capital gains tax purposes, a capital gain will arise equal to the excess. Ordinarily for any Six Continents Shares purchased, the cost base will include the amount paid for the Six Continents Shares plus any incidental acquisition and disposal costs, such as brokerage fees. In some cases, the cost base may be indexed for inflation, which reduces the capital gain.

Individuals (and, in some cases, trustees) who realise a capital gain on the disposal may qualify for the capital gains tax concession, known as the CGT discount, which allows them to bring only 50 per cent. of the capital gain (after taking into account capital losses) into account for tax. The concession will generally only apply if a Six Continents Shareholder has held his or her Six Continents Shares for at least 12 months prior to the cancellation.

If the market value at the Scheme Effective Time of the M and B Shares received for Six Continents Shares, together with any cash received under the Return of Capital, is less than the cost base of the Six Continents Shares for capital gains tax purposes (without any adjustment for indexation), then a capital loss will generally arise equal to the difference. A capital loss may only be applied by a Six Continents Shareholder to offset any capital gains realised during the same year of income or during a later year of income. A capital loss may not be offset against other income.

The cost base of the M and B Shares received under the Scheme will include an amount equal to the market value of a Six Continents Shareholder’s Six Continents Shares immediately before the Scheme Effective Time less the cash received under the Return of Capital. This is relevant for determining any capital gain or capital loss made on a future sale or other dealing in the M and B Shares.

The above comments do not apply to a Six Continents Shareholder if such shareholder buys and sell shares in the ordinary course of business, or if they acquired the shares for resale at a profit. In those cases, any gain will generally be taxed as ordinary income (rather than as a capital gain) and rollover relief will not be available.

If rollover relief is obtained
Six Continents Shareholders may obtain rollover relief if they would otherwise make a capital gain on the disposal of their Six Continents Shares (refer above) and they choose rollover relief.

If rollover relief applies, then the following consequences should arise:
(i)	The Six Continents Shareholder will not be assessed on the capital gain to the extent that M and B Shares are received for Six Continents Shares.

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(ii)	However, such a shareholder will make a capital gain to the extent that any cash amount received exceeds the part of the cost base of their Six Continents Shares that such a shareholder reasonably attributes to the cash proceeds.

(iii)	The cost base of the M and B Shares which such Shareholder receives will be determined by reference to the cost base of his or her Six Continents Shares. This will be relevant for determining any capital gain or capital loss made by such Shareholder on any future sale or other dealing in the M and B Shares.

Specifically, the cost base of the M and B Shares received for Six Continents Shares under the Scheme should include an amount equal to the cost base of the Six Continents Shares less that part of the cost base of the Six Continents Shares that is reasonably attributed to the cash proceeds received.

(iv)	Six Continents Shareholders will be deemed to have acquired their M and B Shares at the original time that they acquired their Six Continents Shares. The date of acquisition is particularly relevant for determining whether the 12 month holding requirement is satisfied for the capital gains tax concession described above.

Where Six Continents Shareholders choose rollover relief, then the choice must be made before they lodge their income tax return for the year of income in which the share cancellation occurs. A Six Continents Shareholder may make the choice by simply disregarding the capital gain referred to in paragraph (i) above in preparing that income tax return.

          11.4.2 M and B Share Consolidation

When the M and B Shares are consolidated, a M and B Shareholder will not be treated as disposing of the M and B Shares (except to the extent that fractional entitlements are actually disposed of). The cost base of the original shares is simply adjusted across the new consolidated shares, including fractional entitlements.

Where M and B Shareholders receive cash in respect of fractional entitlements to M and B Shares, such Shareholders will receive that amount in respect of the disposal of their fractional entitlement to M and B Shares. A capital gain will arise to the extent that the cash received is greater than the cost base of the fractional entitlements to the M and B Shares. The CGT discount (discussed above) may be available for those shareholders who, due to the rollover, are treated as holding the M and B Shares for at least 12 months. Alternatively, a capital loss will be incurred to the extent that the cash received is less than the reduced cost base of the fractional entitlement to the M and B Shares.

          11.4.3 The Separation

The shares received in IHG should not constitute a taxable dividend.

M and B Shareholders will be required to reduce the cost base of each of their M and B Shares by the amount equal to the market value of each IHG Share they receive at the time of the Separation.

A capital gain will arise if, and to the extent that, the market value of an IHG Share is greater than the cost base of a share held in M and B. The CGT discount (discussed above) may be available for those shareholders who, due to the rollover, are treated as holding the M and B Shares for at least 12 months prior to the capital reduction. If a capital gain arises, the cost base of such shareholders’ shares in M and B is reduced to zero.

The cost base of IHG Shares will be equal to the market value of the IHG Shares at the date of the Separation. The date of acquisition will be the date the IHG Shares are allotted to a shareholder.

12.     Listing, settlement and mandates

Application has been made to the UK Listing Authority for the M and B Shares and the IHG Shares to be admitted to the Official List and will be made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Six Continents Shares is expected to be 11 April 2003. The last time for registration of transfers of Scheme Shares is expected to be 4.30 pm on 11 April 2003. It is expected that Admission of both the M and B Shares and the IHG Shares to the Official List will

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become effective and that dealings in the M and B Shares and the IHG Shares will commence at 8.00 am on 15 April 2003.

M and B Shares and IHG Shares are expected to be credited to Scheme Shareholders who hold their Scheme Shares in a CREST account on 15 April 2003. Cash in respect of the Return of Capital and any fractional share entitlements is expected to be credited to such Scheme Shareholders on 23 April 2003. For those holding Scheme Shares in certificated form, certificates for M and B Shares, IHG Shares and cheques in respect of the Return of Capital and any fractional share entitlements are expected to be despatched on 23 April 2003. Pending the despatch of certificates for M and B Shares and IHG Shares, transfers of M and B Shares and IHG Shares will be certified against the share registers of M and B and IHG as appropriate. Temporary documents of title have not been, and will not be, issued in respect of the M and B Shares and the IHG Shares.

All mandates and other instructions to the Company relating to Scheme Shares in force at the Scheme Record Time will, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to M and B in relation to the corresponding M and B Shares allotted and issued pursuant to this Scheme.

All mandates and other instructions to the Company in force at the Separation Effective Time relating to Scheme Shares shall, unless and until revoked or amended, be deemed, as from the Separation Effective Time also to be valid and effective mandates and instructions to IHG in relation to the corresponding IHG Shares allotted and issued pursuant to the Separation.

13.     Six Continents ADR holders and US Shareholders

13.1   Voting by Six Continents ADR Holders

The latest time to provide the ADR Depositary with voting instructions for both the Court Meeting and the Extraordinary General Meeting is 3.00 pm New York time on 6 March 2003.

Holders of Six Continents ADRs will not, except as mentioned below, be entitled to attend the Court Meeting or the Extraordinary General Meeting. However, the ADR Depositary, as registered holder of the Six Continents Shares underlying the Six Continents ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of Six Continents ADRs. Registered holders of Six Continents ADRs as at 6.00 pm (New York time) on 25 February 2003 wishing to attend the Court Meeting or the Extraordinary General Meeting should apply to the ADR Depositary to be appointed as its proxy in respect of the Six Continents Shares underlying their Six Continents ADRs so that such application is received before 3.00 pm (New York time) on 6 March 2003. Alternatively, holders of Six Continents ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting in person should take steps to pres ent their Six Continents ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the Six Continents ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Six Continents Shares so as to become registered holders of Six Continents Shares prior to the Court Meeting and the Extraordinary General Meeting.

13.2     ADR Mechanics

Following the Scheme becoming effective the Six Continents Shares underlying each Six Continents ADS will be cancelled and an equal number of M and B Shares will be allotted to the ADR Depositary. Such M and B Shares will be subject to the M and B Share Consolidation described in paragraph 3.3 of Part II of this document. Following the Separation becoming effective the ADR Depositary, as the registered holder of M and B Shares, will receive IHG Shares pursuant to the Separation. The ADR Depositary will receive one IHG Share for each M and B Share held at the Separation Record Time.

As a result of the Scheme and the M and B Share Consolidation, for each 59 Six Continents ADRs held at the Scheme Record Time, holders of Six Continents ADRs will receive 50 M and B ADSs and IHG ADSs and, in connection with the Return of Capital, will also be paid the US dollar equivalent of 81 pence (net of expenses) after 23 April 2003 for each such Six Continents ADR held.

Fractions of M and B ADSs and IHG ADSs will not be issued to holders of Six Continents ADRs. All fractions to which holders of Six Continents ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Separation becomes effective and the net proceeds of sale will be paid to the holders of Six Continents ADRs entitled thereto.

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Following the Scheme and the Separation becoming effective, the ADR Depositary will mail a notice to registered holders of Six Continents ADRs regarding the mechanics of the exchange of their existing Six Continents ADRs for M and B ADRs and IHG ADRs. Registered holders of Six Continents ADRs will need to follow the instructions set out in this notice. ADR holders who hold their ADRs through a broker, financial institution or other nominee or otherwise must rely on the procedures of such broker, financial institution or other nominee. After the Scheme and the Separation have become effective, upon instruction from M and B and IHG, the ADR Depositary will, upon surrender of Six Continents ADRs deliver new IHG ADRs and M and B ADRs.

It is expected that the IHG ADSs representing the IHG Shares will be issued pursuant to the IHG ADR Deposit Agreement and registered on Form F-6. It is also expected that M and B and the ADR Depositary will enter into the M and B ADR Deposit Agreement, pursuant to which M and B ADSs, representing M and B Shares and registered on Form F-6, will be issued. Each IHG ADS and M and B ADS will represent one IHG Share and one M and B Share, respectively.

13.3     Available Information

Six Continents is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under section 12 of that Act and as required by that Act files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005. Please call the New York Stock Exchange, Inc. at 1-212-656-3000.

After the Proposals have become effective, both M and B and IHG will be registered under the US Securities Exchange Act and will be subject to the information requirements of the US Securities Exchange Act and will file reports and other information with the SEC.

13.4    Exemption from registration under the US Securities Act

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the M and B Shares and M and B ADRs to be issued pursuant to the Scheme (as described above), Six Continents will advise the Court that its sanctioning of the Scheme will be relied upon by Six Continents and M and B as an approval of the Scheme following a Court hearing on its fairness to Six Continents Shareholders, at which Court hearing all Six Continents Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all Six Continents Shareholders.

13.5    New York Stock Exchange listing of IHG ADSs and M and B ADSs

A listing application will be made to list the IHG ADSs, each representing 1 IHG Share, on the New York Stock Exchange.

A listing application will be made to list the M and B ADSs, each representing 1 M and B Share, on the New York Stock Exchange.

Neither of the above listing applications are conditions to be satisfied for the Scheme or the Separation to become effective.

13.6    Resale Restrictions

The M and B and IHG Shares to be issued to Six Continents Shareholders under the Proposals will not be registered under the US Securities Act. M and B Shares and IHG Shares issued to a Six Continents Shareholder who is neither an affiliate, for the purposes of the US Securities Act, of Six Continents prior to implementation of the Scheme nor an affiliate of M and B after implementation of the Scheme or IHG, after implementation of the Separation, as the case may be, may be sold without restriction under the US Securities Act. Under US Securities laws, a holder of Six Continents Shares who is deemed to be an affiliate of Six Continents prior to implementation of the Scheme (whether or not they are affiliates of M and B after implementation of the Scheme) may not sell M and B Shares received pursuant to the Scheme, or IHG Shares received pursuant to the Separation without registration under the US Securities

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Act, except pursuant to (i) the applicable resale provisions under that Act, (ii) another applicable exemption from the requirements of the US Securities Act or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. Six Continents Shareholders who believe they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers.

14.    Other Overseas Shareholders

14.1    Canada

The issue of the M and B Shares and IHG Shares in Quebec is subject to the approval of the Quebec Securities Commission. Exemptive relief from applicable prospectus and registration requirements in respect of the issue of the IHG Shares in Manitoba, Ontario and Nova Scotia has been granted by the appropriate securities commissions. Neither M and B or IHG is a reporting issuer in Canada. Accordingly, in certain provinces or territories of Canada, persons who receive M and B Shares and IHG Shares pursuant to the Proposals may be restricted from disposing of such M and B Shares and IHG Shares, as the case may be, in the absence of regulatory relief.

Subject to compliance with certain conditions, exemptions from the restrictions on the resale of the M and B Shares are available in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia. Subject to compliance with certain conditions, exemptions from the restrictions on resale of the IHG Shares are available in British Columbia, Alberta, Saskatchewan and Quebec. Discretionary rulings has been granted by the securities regulatory authorities in Ontario and Nova Scotia to permit the resale of IHG Shares by holders in each such province provided that, among other things, trades are made through the facilities of a stock exchange or other organised exchange facility outside Canada on which IHG Shares are listed or may be traded, in accordance with all rules and laws applicable to such stock exchange or other exchange facility and provided that the resale is made through a registered dealer in the relevant province. Six Continents Sharehol ders should consult their own professional advisers on such matters.

All of the directors and officers of each of M and B and IHG may be located outside Canada and, as a result, it may not be possible for Canadian holders of Six Continents Shares to effect service of process within Canada upon each of M and B and IHG or such persons. All or substantial portion of the assets of M and B and IHG may be located outside Canada and, as a result, it may not be possible to satisfy a judgement against either M and B or IHG or such persons in Canada or to enforce a judgment obtained in Canadian Courts against either M and B or IHG or persons outside Canada.

14.2     Australia

This document has not been, and will not be lodged, with the Australian Securities and Investment Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth) (the “Corporation Act”).

IHG Shares and M and B Shares issued to Six Continents Shareholders as a result of the Proposals may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporation Act or unless a compliance disclosure document is produced. Disclosure to investors would not generally be required under Chapter 6D where:

(a)	the shares are offered for sale on the Official List;

(b)	the shares are offered for sale to the categories of “professional investors” described in section 708(11) of the Corporation Act; or

(c)	the shares are offered for sale to persons who are “sophisticated investors” and meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D of the Corporations Act is complex and, if in any doubt, Six Continents Shareholders should confer with their professional advisers regarding the position.

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14.2  New Zealand

Under the New Zealand Securities Act (United Kingdom Company Reconstructions) Exemption Notice 1999, M and B and IHG are exempt from certain requirements under the New Zealand Securities Act 1978. The allotment and issue of M and B Shares and M and B ADRs, and IHG Shares and IHG ADRs respectively is made in accordance with the laws of the United Kingdom. M and B and IHG may not be subject to New Zealand law and contracts in respect of all these securities may not be enforceable in New Zealand courts. Please note that neither this document nor the respective Listing Particulars are prospectuses registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

14.3  General

The implications of the Proposals for persons with a registered address or resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (“overseas shareholders”) may be affected by the laws of the relevant jurisdictions. Overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Proposals, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is proposed that changes are made to the Articles of Association of Six Continents and a provision is included in the Scheme so that if, in respect of any overseas shareholder, Six Continents or M and B is advised that the allotment and issue of M and B Shares pursuant to the Scheme or the issue of IHG Shares pursuant to the Separation would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Six Continents, M and B or IHG to observe any governmental or other consent or any registration, filing or other formality with which any of them cannot comply or compliance with which any of them consider unduly onerous, Six Continents or M and B (as appropriate) shall (unless such shareholder satisfies Six Continents or M and B (as appropriate) that no such infringement or requirement would apply) be entitled to appoint a person to execute as transferor an instrument of transfer of the Six Continents Shares or M and B Shares (as appropriate) held by such holder transferring such shares to a nominee to hold such shares on trust for that holder on terms that the nominee shall sell such shares or the M and B Shares and/or IHG Shares, if any, it receives pursuant to the Scheme and/or Separation (as appropriate) in respect of such shares as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted to the overseas shareholder. In the absence of bad faith or wilful default, none of Six Continents, M and B, IHG or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Overseas shareholders should consult their own legal advisers with respect to the legal consequences of the Separation in their particular circumstances.

15.     PEPs and ISAs

Six Continents Shareholders who hold Six Continents Shares in PEPs or ISAs are advised that M and B Shares and IHG Shares will be qualifying investments for both PEPs and for the stocks and shares components of ISAs. Therefore, Six Continents Shareholders who hold Six Continents Shares in PEPs will, subject to the terms and conditions of the PEP, be able to hold the IHG Shares and M and B Shares which they receive pursuant to the Scheme and the separation in that PEP. Shareholders who hold Six Continents Shares in ISAs will, subject to the terms and conditions of the ISA, be able to hold such M and B Shares and IHG Shares in that ISA.

Six Continents Shareholders who do not currently hold their Six Continents Shares in either a PEP or an ISA are advised that the M and B Shares and IHG Shares which they receive will be eligible for inclusion in the stocks and shares component of an ISA.

16.     Meetings and consents

The Scheme requires the approval of Six Continents Shareholders at the Court Meeting and the passing by Six Continents Shareholders of Special Resolution 1 set out in the notice convening the Extraordinary General Meeting.

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The directors of M and B will only be authorised to implement the M and B Share Consolidation and the M and B Reduction of Capital (and hence implement the Separation) if the Six Continents Shareholders pass Special Resolution 2 set out in the notice convening the Extraordinary General Meeting. Accordingly, Six Continents Shareholders will not be required to approve separately the M and B Share Consolidation or the M and B Reduction of Capital once they have become M and B Shareholders pursuant to the Scheme.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out in Part VI of this document.

(a)	The Court Meeting

The Court Meeting has been convened for 10.30 am on 12 March 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE pursuant to an order of the Court, to enable Six Continents Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Six Continents Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Six Continents Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of the Six Continents Shareholders present and voting in person or by proxy, representing at least three-fourths in value of the Six Continents Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the view of the Six Continents Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Six Continents Shareholders are therefore urged to take the action referred to in paragraph 17 below.

If the Scheme is approved and becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting or the way in which they voted.

(b)	Extraordinary General Meeting

The Extraordinary General Meeting has also been convened for 12 March 2003 (the same date as the Court Meeting) at 10.35 am (or as soon after as the Court Meeting concludes or is adjourned) at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE to enable Six Continents Shareholders to consider and, if thought fit, pass the resolutions set out in the Notice convening the meeting.

The purpose of the resolutions can be summarised as follows:

Resolution 1:	to approve the insertion of Mitchells & Butlers PLC as the new holding company of Six Continents and to assist this by making certain changes to the share capital of Six Continents and authorising the allotment of shares pursuant to the Scheme, making amendments to the Six Continents articles of association (to ensure that shares allotted after the passing of this Resolution and prior to 6.00 pm (London time) on the day two business days prior to the date on which the Court confirms the reduction of capital in connection with the Scheme are caught by the Scheme; to ensure that, subject to the Scheme becoming effective, any shares issued by Six Continents after that time can be compulsorily acquired by the immediate holding company of Six Continents; and to authorise Six Continents to procure the transfer of Six Continents Shares held by overseas shareholders to a nominee in certain circumstances) and authorising the issue of the deferred share referred to in paragraph 3.1 of this explanatory statement.

Resolution 2:	to approve the M and B Share Consolidation and to enable the Separation to proceed by approving the M and B Reduction of Capital.

Resolution 3:	to approve the M and B Executive Share Schemes.

Resolution 4:	to approve the M and B All-Employee Share Schemes.

Resolution 5:	to approve the IHG Executive Share Schemes.

Resolution 6:	to approve the IHG All-Employee Share Schemes.

The majority required for the passing of each of Resolutions 1 and 2 is not less than three-fourths in value of the votes cast. A simple majority is required for the passing of each of the other Resolutions. On a show

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of hands each Six Continents Shareholder present in person or by proxy will have one vote and on a poll each Six Continents Shareholder present in person or by proxy will have one vote for each Six Continents Share held.

17.     Action to be taken

Forms of Proxy are enclosed as follows:

(a)	for the Court Meeting, a blue Form of Proxy; and

(b)	for the Extraordinary General Meeting, a white Form of Proxy.

Whether or not you propose to attend the meetings in person, you are urged to complete and return both Forms of Proxy. The Forms of Proxy must be received by Lloyds TSB Registrars no later than 10.30 am on 10 March 2003 for the Court Meeting and 10.35 am on 10 March 2003 for the Extraordinary General Meeting.

The blue Form of Proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting. However, in the case of the Extraordinary General Meeting, unless the white Form of Proxy is lodged so as to be received at least 48 hours before the meeting or adjourned meeting, it will be invalid.

Returning a Form of Proxy will not prevent you from attending either the Court Meeting or the Extraordinary General Meeting and voting in person should you decide to do so.

18.     Further information

Your attention is drawn to the letter from your Chairman in Part I of this document and the Scheme set out in Part III.

Further details concerning IHG and M and B are contained in the IHG Listing Particulars and M and B Listing Particulars, respectively.

Yours faithfully

Schroder Salomon Smith Barney

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PART III
THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 709 of 2003

IN THE MATTER OF SIX CONTINENTS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

BETWEEN

SIX CONTINENTS PLC

AND

THE HOLDERS OF ITS SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Articles of Association”	the articles of association of the Company as proposed to be amended by the Special Resolution

“business day”	a day (excluding Saturday or Sunday) on which banks generally are open in the City of London for the transaction of normal banking business

“Britvic Business”	the Britvic soft drinks business in the holding company of which Six Continents indirectly holds a majority stake

“certificated form”	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of stock transfer form

“Company” or “Six Continents”	Six Continents PLC, a public company incorporated in England and Wales with registered number 913450

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of the holders of Six Continents Shares convened by Order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof

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“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

“Deferred Share”	the deferred share of 28 pence in the capital of the Company described in Preliminary (B) below

“Explanatory Statement”	the explanatory statement sent to shareholders of the Company with this Scheme pursuant to Section 426 of the Companies Act 1985

“Hotels Business”	the hotels business of the Six Continents Group

“holder”	includes any person entitled by transmission

“IHG”	InterContinental Hotels Group PLC, a public company incorporated in England and Wales with registered number 4551528

“IHG Shares”	ordinary shares in IHG

“M and B Group Transfer”	the proposed transfer by the Company of the companies conducting the Retail Business to M and B following the Scheme Effective Time and prior to the Separation Scheme Record Time, as described in the Explanatory Statement

“M and B Reduction of Capital”	the proposed reduction of the capital of M and B under Section 135 of the Companies Act 1985, as described in the Explanatory Statement

“M and B Share Consolidation”	the proposed consolidation of M and B Shares on a 50 for 59 basis, to be effected by an extraordinary general meeting of M and B to be held prior to the Scheme Effective Time and to be effected following the Scheme Effective Time and prior to the Separation Record Time, as described in the Explanatory Statement

“M and B Shareholder”	a holder of M and B Shares

“M and B Shares”	ordinary shares in the capital of M and B, the nominal value of which is to be adjusted at an extraordinary general meeting of M and B to be held prior to the Scheme Effective Time

“Mitchells & Butlers PLC”	Mitchells & Butlers PLC, a public company incorporated in England and Wales with registered number 4551498

“Proposals”	the recommended proposals for the Separation including the Scheme, the M and B Group Transfer, the M and B Share Consolidation and the M and B Reduction of Capital

“Retail Business”	the retail business of the Six Continents Group

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court

“Scheme Effective Time”	the time at which this Scheme becomes effective in accordance with Clause 6 of this Scheme

“Scheme Record Time”	4.30 pm on the date on which this Scheme becomes effective

“Scheme Shares”	(i)	the Six Continents Shares in issue at the date of this Scheme;

(ii)	any Six Continents Shares issued after the date of this Scheme and prior to 6.00 pm (London time) on the day two days before the day of the Court Meeting or any adjournment thereof; and

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(iii)	any Six Continents Shares issued at or after the passing of the Special Resolution and prior to 6.00 pm (London time) on the day two business days prior to the confirmation by the Court of the reduction of capital pursuant to Clause 1 of this Scheme in respect of which the original or any subsequent holders thereof shall be bound or shall have agreed in writing by such time to be bound by this Scheme

“Separation”	means the proposed separation of the Hotels Business and the Britvic Business from the remainder of the Six Continents Group pursuant to the M and B Reduction of Capital as described in the Explanatory Statement

“Separation Effective Time”	the time at which the Separation becomes effective

“Separation Record Time”	6.00 am (London time) on the day on which the M and B Reduction of Capital becomes effective

“Six Continents Group”	the Company and its subsidiaries

“Six Continents Shares”	ordinary shares of 28 pence each in the capital of the Company

“Six Continents Shareholder”	a holder of Six Continents Shares

“Special Resolution”	the first resolution set out in the notice convening the Extraordinary General Meeting of the Company set out in Part VI of the document dated 17 February 2003 addressed to Six Continents Shareholders

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

(B)	The authorised share capital of the Company is £1,148,800,287 divided into 888,343,756 non-cumulative redeemable preference shares of 951/2 pence each and 1,072,971,427 Ordinary Shares of 28 pence each, of which 866,641,320 Ordinary Shares have been issued and are credited as fully paid and the remainder are unissued. Prior to the Scheme Effective Time, it is proposed that one of the Ordinary Shares in the Company is reclassified as a Deferred Share and allotted and issued to M and B and credited as fully paid.

(C)	M and B was incorporated as a public limited company on 2 October 2002. The authorised share capital of M and B at the date of this Scheme is £10,000,050,000 divided into 999,999,999,998 M and B Shares of 1 penny each, 200 of which have been allotted or issued, one redeemable preference share of £50,000, which has been allotted and issued, and two redeemable deferred shares of 1 penny each, both of which have been allotted and issued. M and B obtained a trading certificate under section 117 of the Companies Act on 7 February 2003.

(D)	It is proposed that prior to the Scheme Effective Time, the issued and unissued M and B Shares will be consolidated into shares of a nominal value per share to be determined just prior to such consolidation. Further M and B Shares of 1 penny each may be allotted and issued prior to such consolidation in order to ensure that the M and B Shares in issue can be consolidated into whole M and B Shares and so as to ensure that each M and B Shareholder will hold two M and B Shares at the Scheme Record Time as a result of such consolidation.

(E)	The Directors of Six Continents propose that, subject to the passing of the Special Resolution prior to the sanctioning of this Scheme by the Court, Six Continents will issue to M and B one deferred share of 28 pence.

(F)	The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the issue to M and B of Six Continents Shares in consideration of such cancellation and the allotment by M and B of M and B Shares to the holders of the Schemes Shares and the payment by M and B of 81 pence per Six Continents Share to them.

(G)	Subject to the passing of the Special Resolution, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the

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allotment and issue of the M and B Shares pursuant to Clause 2 of this Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or M and B to observe any governmental or other consent or any registration, filing or other formality with which the Company or M and B cannot comply or compliance with which the Company or M and B considers unduly onerous, the Company will (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be authorised by the Articles of Association to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell:

(i)	the Scheme Shares prior to the Scheme Effective Time; or

(ii)	if it does not sell the Scheme Shares prior to the Scheme Effective Time, subject to delay until after the admission of the M and B Shares and the IHG Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities, sell:

(a)	the M and B Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Time; and

(b)	the IHG Shares, if any, that it receives pursuant to the Separation in respect of the M and B Shares referred to in (a) as soon as practicable following the Separation Effective Time,

in each case at the best price which can reasonably be obtained at the time of sale and that (subject to instructions from M and B in relation to M and B’s obligations pursuant to Clause 3.1 of this Scheme) the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme.

(H)	Subject to certain conditions being fulfilled, including this Scheme becoming effective (with or without any modification, alteration or condition which the Court may approve or impose), it is proposed that, following the transfer of the companies carrying on the Retail Business to M and B, the Hotels Business and the Britvic Business be demerged from the Retail Business by transferring Six Continents to IHG pursuant to a reduction of capital by M and B under which M and B will reduce the nominal value of each M and B Share pursuant to a special resolution of M and B Shareholders passed prior to the date of this Scheme.

(I)	M and B has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to consent thereto and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.     Cancellation of Scheme Shares

1.1	The capital of the Company shall be reduced by cancelling the Scheme Shares.

1.2	Subject to and forthwith upon the said reduction of capital taking effect,

1.2.1	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of Six Continents Shares as is equal to the number of Scheme Shares; and

1.2.2	the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the Six Continents Shares created pursuant to Clause 1.2.1 of this Scheme, which shall be allotted and issued credited as fully paid to M and B as holder of the Deferred Share or its nominee.

2.     Consideration for the Cancellation of the Scheme Shares

2.1	In consideration of the cancellation of the Scheme Shares and the allotment and issue of Six Continents Shares as provided in Clause 1.2 of this Scheme, M and B shall (subject to the remaining provisions of this Clause):

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2.1.1	allot and issue to the holders of Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time) M and B Shares, credited as fully paid, on the following basis:

For every Scheme Share then held One M and B Share

and

2.1.2	pay 81 pence per Scheme Share to such holders in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme.

2.2	The M and B Shares to be issued pursuant to this Clause 2 shall rank pari passu in all respects with all other fully paid M and B Shares in issue at the Scheme Effective Time.

2.3	The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law.

3.     Allotments and Payment

3.1	Not later than 14 days after the Scheme Effective Time, M and B shall:

3.1.1	allot and issue all M and B Shares which it is required to allot and issue to give effect to this Scheme and:

(i)	in the case of any such shares issued in respect of Scheme Shares which were in certificated form at the Scheme Record Time, issue such M and B Shares in certificated form and, after (a) the M and B Share Consolidation and (b) the M and B Reduction of Capital (provided that the M and B Reduction of Capital is effective within 7 days of the Scheme Effective Time), despatch or procure the despatch of certificates to reflect the holdings of M and B Shares after the M and B Share Consolidation and, if applicable, the M and B Reduction of Capital to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2 of this Scheme; and

(ii)	in the case of any such shares issued in respect of the Scheme Shares which were in uncertificated form at the Scheme Record Time, issue such M and B Shares in uncertificated form and, after (a) the M and B Share Consolidation and (b) the M and B Reduction of Capital (provided that the M and B Reduction of Capital is effective within 7 days of the Scheme Effective Time), procure that CRESTCo Limited is instructed to credit the appropriate stock account in CREST of the holder concerned to reflect the holdings of M and B Shares after the M and B Share Consolidation and, if applicable, the M and B Reduction of Capital; Provided that M and B may settle all or part of the share consideration to which all or any holders of Scheme Shares are entitled in the manner referred to in Clause 3.1.1(i) of this Scheme if, for any reason, it considers it appropriate to do so;

3.1.2	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, despatch or procure the despatch of to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2 of this Scheme, cheques for the sums payable to them respectively in accordance with Clause 2.1 of this Scheme and, subject to the passing of the Special Resolution, Article 164(I) of the Articles of Association or, in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST assured payment arrangements, provided that M and B reserves the right to make payment of the said sums by cheque as aforesaid if, for any reason, it wishes to do so.

3.2	All despatches of certificates or cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the registered address as appearing in the said register at such time of that one of the joint holders whose name then stands first in the said register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither the Company, M and B nor, subject to the passing of the Special Resolution, any nominee appointed by the Company pursuant to Article 164(I) of the Articles of Association shall be responsible for any loss or delay in the transmission of any certificates or cheques sent in accordance with this sub-clause, which shall be sent at the risk of the persons entitled thereto.

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3.3	All cheques shall be made payable to the holder or, in the case of joint holders, to the first named holder of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to the Company, M and B and, subject to the passing of the Special Resolution, any nominee appointed by the Company pursuant to Article 164(I) of the Articles of Association for the moneys represented thereby.

3.4	The provisions of this Clause shall take effect subject to any condition or prohibition imposed by law.

4.     Certificates for Scheme Shares

With effect from the Scheme Effective Time:

4.1	all certificates representing holdings of Scheme Shares shall cease to have effect for any purpose and every holder thereof shall be bound at the request of the Company to deliver up such certificate(s) to the Company or as it may direct; and

4.2	CRESTCo Limited shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5.     Dividend Mandates

5.1	All mandates and other instructions to the Company relating to Scheme Shares in force at the Scheme Record Time shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to M and B in relation to the corresponding M and B Shares allotted and issued pursuant to this Scheme.

5.2	All mandates and other instructions to M and B applicable to M and B Shares due to the operation of Clause 5.1 of this Scheme above shall, unless and until revoked or amended, be deemed, as from the Separation Effective Time also to be valid and effective mandates and instructions to IHG in relation to the corresponding IHG Shares allotted and issued pursuant to the Separation.

6.     The Scheme Effective Time

6.1	This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been delivered to the Registrar of Companies for registration and, in the case of the confirmation of the reduction of capital, registered by him.

6.2	Unless this Scheme shall have become effective on or before 17 August 2003, or such later date, if any, as the Company and M and B may agree and the Court may allow, the same shall never become effective.

7.     Modification

The Company and M and B may jointly consent on behalf of all concerned to any modification of or addition to this Scheme or any condition which the Court may approve or impose.

8.     Financial Assistance

The Company shall be authorised and permitted following this Scheme becoming effective to dispose of the whole of the issued share capital of the companies in the Six Continents Group that are companies that conduct the Retail Business (or are holding companies of such companies) and are held directly by Six Continents to M and B at book value (a price likely to be less than market value) on terms that the price payable by M and B is left outstanding.

9.     Separation

The resolution of M and B to approve the M and B Reduction of Capital required to implement the Separation (the “Resolution”) may provide that if, in respect of any former holder of Scheme Shares who has a registered address in a jurisdiction outside the United Kingdom, or whom M and B reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, M and B is advised that the allotment and issue of IHG Shares pursuant to the Separation would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require M and B or IHG to observe any governmental or other consent or any registration, filing or other formality with which M and B or IHG cannot comply or compliance with which M and B or IHG considers unduly onerous, M and B shall (unless such shareholder satisfies M and B that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument

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of transfer of the relevant M and B Shares, transferring such M and B Shares to a nominee appointed by M and B, as trustee for such holder, prior to the Separation Record Time on terms that the nominee shall, as soon as practicable following the Separation Effective Time, sell the M and B Shares and the IHG Shares, if any, that it receives in respect of such M and B Shares under the Separation at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of such shareholder in accordance with the Resolution. The instrument of transfer executed by such appointee of M and B shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such M and B Shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Resolution may provide that, in the absence of bad faith or wilful default, none of M and B, IHG or any nominee so appointed shall be responsible for any loss or damage to any person arising from any transaction pursuant to the Resolution or for any alleged insufficiencies of the terms or the timing of such sale and that any sale pursuant to the Resolution will be delayed until after the admission of the IHG Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities. In the case of M and B Shares held in uncertificated form through CREST, the aforementioned provisions of the Resolution shall be subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.

Dated 17 February 2003

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PART IV

PRO FORMA FINANCIAL INFORMATION

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors
Six Continents PLC
20 North Audley Street
London
W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

17 February 2003

Dear Sirs

Six Continents PLC (the “Company”)

We report on the unaudited pro forma consolidated profit and loss account and pro forma consolidated net asset statement for Six Continents PLC (“Six Continents”) at 30 September 2002, the “pro forma financial information” set out in Part IV of the Company’s Circular to Shareholders dated 17 February 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed Separation (and related refinancing) might have affected the financial information presented.

Responsibility

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

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UNAUDITED PRO FORMA COMBINED NET ASSETS

Set out below is the unaudited pro forma statement of net assets of Six Continents as at 30 September 2002, which has been prepared on the basis described in the notes below to illustrate the effect on the consolidated net assets of Six Continents of the Separation and related refinancing as if it had occurred at 30 September 2002. Because of the nature of the pro forma statement it may not give a true picture of the financial position of the InterContinental Group following the Separation and related refinancing and has been prepared for illustrative purposes only. Adjustments have been made to reflect the proposed financing and other arrangements arising from the Separation and the estimated costs of the Separation and related financing.

		Adjustments(1)			Adjustments(2)

	Historical Six Continents PLC 30 Sep 2002 £m (i)	Less: M and B Group 30 Sep 2002 £m (ii)(a)	Reclassifications 30 Sep 2002 £m (ii)(b)	InterContinental Group 30 Sep 2002 £m (iii)	Pro forma adjustments 30 Sep 2002 £m (iv)(b)	Pro forma InterContinental Group 30 Sep 2002 £m

FIXED ASSETS
Intangible fixed assets	173	(11)	—	162	—	162
Tangible fixed assets	7,641	(3,526)	—	4,115	—	4,115
Fixed asset investments	249	—	—	249	—	249

	8,063	(3,537)	—	4,526	—	4,526

CURRENT ASSETS
Stocks	91	(49)	—	42	—	42
Debtors	623	(78)	—	545	12	557
Amounts due from M and B Group companies	—	—	831	831	(831)	—
Investments	218	(2)	—	216	—	216
Cash at bank and in hand	84	(16)	—	68	(52)	16

	1,016	(145)	831	1,702	(871)	831

CREDITORS:
amounts falling due within 1 year
Loans and other borrowings	(849)	4	—	(845)	845	—
Other creditors	(1,424)	1,046	(831)	(1,209)	—	(1,209)

	(2,273)	1,050	(831)	(2,054)	845	(2,054)

NET CURRENT LIABILITIES	(1,257)	905	—	(352)	(26)	(326)

TOTAL ASSETS LESS CURRENT LIABILITIES	6,806	(2,632)	—	4,174	(26)	4,148
CREDITORS: amounts falling due after more than 1 year
Loans and other borrowings	(631)	1	—	(630)	(337)	(967)
Other creditors	(133)	—	—	(133)	—	(133)
PROVISIONS FOR LIABILITIES AND CHARGES	(527)	193	—	(334)	—	(334)
Minority Equity interests	(149)	—	—	(149)	—	(149)

NET ASSETS	5,366	(2,438)	—	2,928	(363)	2,565

Notes:
(i)	The net assets of the Six Continents Group have been extracted without adjustment from the audited annual results for Six Continents for the twelve months to 30 September 2002.
(ii)	Adjustments(1) represent the following:
(a)	The net assets of the M and B Group have been extracted without adjustment from the Accountants’ Report, as set out in Part VI of the M and B Listing Particulars.
(b)	Reclassifications represent the entries required to gross up the inter-group loan balances netted off at a Six Continents Group level by £831 million.
(iii)	The net assets of the InterContinental Group at 30 September 2002 are as set out in the Accountants’ Report in Part VI of the IHG Listing Particulars.
(iv)	Adjustments(2) represent the following:
(a)	The impact of the capital restructuring on Separation, which has reduced the net debt of IHG and removed £831 million of inter-company debtors, reflected the proposed repayment of the £250 million debenture stock 2016 (the “Debenture”) and Euro Medium Term Notes (“EMTN”) with a principal value of £258 million prior to Separation. Debt allocation in this pro forma statement of net assets has been calculated using an estimated capitalisation of inter-company debt of £228 million at Separation after the assumption of additional debt of £700 million by M and B to fund the repayment of capital.
(b)	Cash payments include Separation costs of £185 million, which includes the estimated premium payable on repayment of the Notes and Debenture which will be repaid prior to Separation.
(v)	No account has been taken of the trading results or other transactions of Six Continents, the InterContinental Group or the M and B Group since 30 September 2002.
The actual indebtedness at the date of Separation will be different from the above due to the results of trading and the timing of capital investment and other payments and receipts in the period up to Separation.

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UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2002

			Adjustments(1)				Adjustments(2)
	Historical Six Continents PLC 30 Sep 2002		Less M and B Group		InterContinental Group (iv)		Pro forma Adjustments		Pro forma InterContinental Group
	£m		£m		£m		£m		£m

Turnover – Continuing operations	3,615		1,481		2,134		—		2,134
Cost and Overheads, less other income	(3,074)		(1,192)		(1,882)		(7)		(1,889)
Operating Profit – Continuing operations	541		289		252		(7)		245
Non operating exceptional items	53		(2)		55		(185)		(130)
Profit on ordinary activities before interest	594		287		307		(192)		115
Net interest payable	(60)		(43)		(17)		(20)		(37)
Profit on ordinary activities before taxation	534		244		290		(212)		78
Tax on profit on ordinary activities	(52)		(80)		28		53		81
Profit on ordinary activities after taxation	482		164		318		(159)		159
Minority equity interests	(25)		—		(25)		—		(25)
Profit on ordinary activities after minority interests	457		164		293		(159)		134
Dividends on equity shares	(305)		—		(305)		—		(305)
Profit/(Loss) for the financial year	152		164		(12)		(159)		(171)
Pro forma profit per share
Basic	62.2	p	22.3	p	39.9	p	(21.7	)p	18.2	p
Adjusted	49.8	p	22.3	p	27.5	p	(2.6	)p	24.9	p
Diluted	62.2	p	22.3	p	39.9	p	21.7	p	18.2	p

Notes:
(i)	The pro forma basic and adjusted earnings per share is calculated by dividing the profit for the financial year by 734 million IHG Shares, being the estimated number of IHG Shares which will be in issue following separation.
(ii)	The results of Six Continents Group have been extracted without adjustment from the audited results for Six Continents for the twelve months to 30 September 2002.
(iii)	Adjustments(1) represent the elimination of the results of the M and B Group which have been extracted without adjustment from the Accountants’ Report as set out in Part VI of the M and B Listing Particulars.
(iv)	The results of the InterContinental Group for the twelve months to 30 September 2002 are as set out in the Accountants’ Report in Part VI of the IHG Listing Particulars.
(v)	Adjustments(2) represent the following:
(a)	Amortisation of pre paid facility fees of £7 million.
(b)	Non-operating exceptional costs of £135 million in respect of premium payable on the early redemption of the Debenture and the EMTN and costs associated with the Separation of £50 million.
(c)	Interest adjustments have been made to reflect the additional debt assuming that the debt of £1,129 million which IHG will assume on Separation is adjusted to reflect actual Six Continents Group net debt movements in the year ended 2002 and interest calculated quarterly on the basis of the interest rate applicable to the new loan facility.
(d)	The tax effect has been calculated by applying the Corporate tax rate of 30% on the net interest adjustment and estimated tax deductions for transaction and other Separation costs.
(vi)	No account has been taken of the trading results or other transactions of Six Continents, the InterContinental Group or the M and B Group since 30 September 2002.
(vii)	Other than the costs associated with the transaction, all adjustments are expected to have a continuing effect.

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PART V

ADDITIONAL INFORMATION

1.     Directors of Six Continents PLC

The Directors and their respective functions are:

Name	Position	Date Appointed as Director

Sir Ian Prosser	Chairman	1978
Tim Clarke	Chief Executive Officer	1996
Richard North	Group Finance Director	1994
Thomas R. Oliver	Director	1998
Roger Carr	Non-Executive Director	1996
Robert C. Larson	Non-Executive Director	1996
Bryan Sanderson	Non-Executive Director	2001
Sir Howard Stringer	Non-Executive Director	2002

2.     Directors’ Interests

2.1     Ordinary Shares

At 10 February 2003, being the latest practicable date prior to the publication of this Circular, the interests of the Directors in the share capital of Six Continents which have been notified to Six Continents pursuant to sections 324 and 328 of the Companies Act or which are required to be entered in the register referred to in section 325 of the Companies Act or which are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under this paragraph 2 and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director were as follows:

Director	Number of Ordinary Shares held on 10 February 2003	Percentage of issued Ordinary Shares

Sir Ian Prosser	276,238	0.0319
Tim Clarke	120,763	0.0139
Richard North	158,568	0.0183
Thomas R. Oliver	68,105	0.0079
Roger Carr	1,785	0.0002
Robert C. Larson	11,571	0.0013
Bryan Sanderson	—	—
Sir Howard Stringer	—	—

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2.2    Share Options

The following options, which were granted for nil consideration, remained outstanding under the Six Continents Share Option Schemes as at 10 February 2003 (being the latest practicable date prior to the publication of this document):

Director	Number of Ordinary shares over which option granted	Option Exercise Price	Option Exercise Period	Name of Scheme

Sir Ian Prosser	19,500	520.00p	1997-2004	EXSOS
	10,500	591.00p	1998-2005	EXSOS
	10,200	812.00p	1999-2006	EXSOS
	212,400	851.50p	2000-2007	EXSOS
	24,100	1,014.50p	2001-2008	EXSOS
	38,200	798.00p	2002-2009	EXSOS
	647	598.00p	2003-2004	Sharesave
	179,900	597.00p	2003-2010	EXSOS
	225,700	723.00p	2004-2011	EXSOS
	928	626.00p	2004-2005	Sharesave

Tim Clarke	13,500	584.00p	1996-2003	EXSOS
	9,000	520.00p	1997-2004	EXSOS
	2,100	505.00p	1998-2005	EXSOS
	65,100	812.00p	1999-2006	EXSOS
	19,200	851.50p	2000-2007	EXSOS
	18,100	1,014.50p	2001-2008	EXSOS
	1,319	734.00p	2002-2003	Sharesave
	23,300	798.00p	2002-2009	EXSOS
	87,800	597.00p	2003-2010	EXSOS
	135,500	723.00p	2004-2011	EXSOS
	1,583	600.00p	2005-2006	Sharesave

Richard North	77,800	591.00p	1998-2005	EXSOS
	68,600	700.00p	1998-2005	EXSOS
	12,300	812.00p	1999-2006	EXSOS
	3,800	851.50p	2000-2007	EXSOS
	10,900	1,014.50p	2001-2008	EXSOS
	21,900	798.00p	2002-2009	EXSOS
	96,700	597.00p	2003-2010	EXSOS
	124,400	723.00p	2004-2011	EXSOS

Thomas R. Oliver	139,400	846.00p	2000-2007	EXSOS
	1,900	1,014.50p	2001-2008	EXSOS
	59,000	798.00p	2002-2009	EXSOS
	79,600	597.00p	2003-2010	EXSOS
	145,400	723.00p	2004-2011	EXSOS

Save as disclosed above and in relation to shares held by the trustees of the Six Continents Employee Trusts, in which all executive Directors are technically interested, none of the Directors has a beneficial or non-beneficial interest in the share capital of Six Continents.

3.     Directors’ Interests in Transactions

Other than the consultancy agreement referred to in 4.1.3 below, no Director has or has had any interests in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Six Continents Group and which was effected by the Six Continents Group in the current or immediately preceding financial year of the Six Continents Group or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

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4.      Directors’ Service Contracts

This paragraph 4 describes the existing service contracts between each Director and Six Continents. Paragraph 6 of Part IX of the IHG Listing Particulars sets out the proposed new service contracts of those Directors who will be directors of IHG upon Admission.

4.1     Executive Directors

Each of the Directors below (the “Executive Directors”) has entered into a service contract with Six Continents, particulars of which currently are as follows:

Executive Director	Date of Contract	Annual salary (£)
Sir Ian Prosser	1 October 1988	816,000
Tim Clarke	31 January 1997	575,000
Richard North	19 October 1994	525,000
Thomas R. Oliver	18 February 1997	542,000

     4.1.1      Tim Clarke

Tim Clarke’s service contract is terminable on 12 months’ notice by the Company and 6 months’ notice by the Director. Tim Clarke’s service contract includes a change of control provision which provides that if he is dismissed within 12 months after a change of control his notice period will be 24 months. Tim Clarke has waived this provision in respect of the Proposals. Benefits under Tim Clarke’s current service agreement include an annual performance bonus linked both to personal objectives and the performance of the Six Continents Group. The maximum bonus under this scheme is 50 per cent. of base salary, 10 per cent. being linked to meeting personal objectives and 40 per cent. to the earnings per share of Six Continents. Under a deferred incentive plan, the annual bonus may be paid in Six Continents Shares and deferred for 12 months. Provided that Tim Clarke remains in employment, matching shares may also be awarded up to 1.5 times the deferred amount. In addition, Tim Clarke is eligible to participate in an executive share option scheme and a long-term incentive plan. Tim Clarke’s benefits also include use of a company car, membership of the Executive Pension Plan, private health care, subscriptions to professional bodies, payment of telephone rental and five weeks’ holiday per annum. The contract includes summary termination events and a provision for termination on six months’ notice in the event of one year’s incapacitation by reason of ill-health. Upon termination Tim Clarke is subject to a one-year non-solicitation of customers restriction.

     4.1.2      Richard North

Richard North’s service contract is terminable on 24 months’ notice by the Company and 6 months’ notice by the Director. Richard North is eligible for an annual performance bonus linked both to personal objectives and the Six Continents Group’s performance. The maximum bonus under this scheme is 50 per cent. of base salary, 10 per cent. being linked to meeting personal objectives and 40 per cent. to the earnings per share of Six Continents. The annual bonus may be paid in Six Continents Shares and deferred for 12 months. Provided that Richard North remains in employment with Six Continents, matching shares may also be awarded up to 1.5 times the deferred amount. In addition, he is eligible to participate in an executive share option scheme and a long-term incentive plan. Richard North’s benefits include use of a company car, membership of the Executive Pension Plan, private health care, subscriptions to professional bodies, payment of telephone rental and five weeks’ holiday per annum. The contract includes summary termination events and a provision for termination on six months’ notice in the event of one year’s incapacitation by reason of ill-health. Upon termination Richard North is subject to a one-year non-solicitation of customers restriction.

     4.1.3      Thomas R. Oliver

Thomas R. Oliver’s benefits under his current service agreement with Six Continents Hotels, Inc. include an annual performance bonus of up to 80 per cent. of base salary, 15 per cent. being linked to meeting personal objectives and 65 per cent. to earnings per share of Six Continents. Under the Six Continents PLC Special Deferred Incentive Plan, up to half of the annual bonus may be paid in Six Continents Shares and deferred until March 2003. Provided that he remains in employment with Six Continents Hotels, Inc., matching shares may also be awarded up to 1.5 times the deferred amount. Other benefits include eligibility for the Six Continents PLC Executive Share

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Option Scheme 1995, the Six Continents PLC Long-Term Incentive Plan, access to all employee pension and benefit plans available to senior executives of the employer, a supplemental pension, a company car plus operating costs, an allowance for finance and tax advice, home rental for a telephone and fax machine and five weeks holiday per annum.

Pursuant to an agreement dated 12 February 2003, Six Continents Hotels, Inc. and Thomas R. Oliver have agreed that his employment will cease, and he will cease to be a director of Six Continents with effect from 31 March 2003. Upon termination, he will receive a discretionary performance bonus of up to US$650,000 based on personal performance and satisfaction of personal objectives. This bonus is in substitution for, and not in addition to, his annual performance bonus. He shall continue to participate in the Six Continents medical plan until 31 March 2005. Six Continents Hotels, Inc. will also continue to reimburse the cost of preparing US and UK tax returns for Thomas R. Oliver until 31 March 2005 and shall pay certain relocation costs and agency fees arising from his relocation.

Thomas R. Oliver will subsequently provide services to Six Continents Hotels, Inc. on the terms of a consultancy agreement to expire on 31 March 2005. If, by reason of a change of control, the consultancy agreement does not commence on 1 April 2003, Six Continents Hotels, Inc. shall pay to Thomas R. Oliver the sum of US$500,000 and the consultancy agreement shall have been treated as terminated by mutual agreement. The consultancy agreement is itself conditional on the Separation being completed by 30 June 2003.

     4.1.4      Sir Ian Prosser

Sir Ian Prosser’s service contract expires on 5 July 2003. For pension purposes, Sir Ian Prosser’s annual salary is deemed to be £865,694. In addition, he is eligible for an annual performance bonus linked both to personal objectives and the Six Continents Group’s performance. The maximum bonus under this scheme is 50 per cent. of base salary, 10 per cent. being linked to meeting personal objectives and 40 per cent. to the earnings per share of Six Continents. In addition, Sir Ian Prosser is eligible to participate in an executive share option scheme and a long-term incentive plan. His benefits include use of a company car, membership of the Executive Pension Plan, private health care (which the Six Continents Group has agreed shall apply for his lifetime), subscriptions to professional bodies, payment of telephone rental and five weeks’ holiday per annum. The contract includes summary termination events and a provision for termination on six months’ notice in the event of one year’s incapacitation by reason of ill-health. Upon termination Sir Ian Prosser is subject to a one-year non-compete restriction.

The Service Agreements for each of Sir Ian Prosser, Richard North and Tim Clarke include a change of control provision which provides that, if a change of control occurs and the Director is dismissed within 12 months of such change of control the Company will:

•	procure that for the purposes of the Six Continents Executive Pension Plan the Director will be treated as though he had completed an additional period of 24 months (or, if less, the period of service until the executive would attain age 60); and

•	pay an amount equal to salary plus an annual bonus averaged over the last three bonus periods prior to the termination date in respect of a period of 21 months less: (i) any salary paid after the termination date which related to the period after the termination date; and (ii) gross pension which the Director would be entitled to receive during the calculation period of 21 months.

For these purposes, a change of control includes the Company becoming a subsidiary of another company, 50 per cent or more of the voting rights or the right to appoint or remove a majority of the Board becoming vested in an individual or a group acting in concert, or all or substantially all of the assets of the Company becoming owned by an individual or group acting in concert.

These provisions have been waived in respect of the Separation.

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4.2     Non-Executive Directors

The current fees for each of the Directors below (the “Non-Executive Directors”) are as follows:

Non-Executive Director	Total fees and other benefits (£)
Roger Carr	£57,000
Robert C. Larson	£42,000
Bryan Sanderson	£42,000
Sir Howard Stringer	£42,000
Each Non-Executive Director retires and stands for re-election by rotation. The appointment of Non-Executive Directors terminates automatically at age 67.

5.     Substantial Interests

Save as disclosed below, as at 10 February 2003 (being the latest practicable date prior to the posting of this Circular), Six Continents was not aware of any person who, directly or indirectly, had an interest which represented three per cent. or more of the issued share capital of Six Continents:

Holder of Interest	Shares

	Number	Percentage of issued share capital
Legal & General PLC	26,176,813	3.02

6.      Material Contracts

6.1     InterContinental Group

Summaries of the principal contents of contracts that have been entered into by members of the InterContinental Group otherwise than in the ordinary course of business (i) in the two years immediately preceding the date of this document and which are or may be material or (ii) otherwise than in the two years immediately preceding the date of this document which contain any provision under which any member of the InterContinental Group has any obligation or entitlement which is material to the InterContinental Group as at the date of this document are contained in or referred to in paragraph 11 of Part IX of the IHG Listing Particulars.

6.2     M and B Group

Summaries of the principal contents of contracts that have been entered into by members of the M and B Group otherwise than in the ordinary course of business (i) in the two years immediately preceding the date of this document and which are or may be material or (ii) otherwise than in the two years immediately preceding the date of this document which contain any provision under which any member of the M and B Group has any obligation or entitlement which is material to the M and B Group as at the date of this document are contained in or referred to in paragraph 10 of Part IX of the M and B Listing Particulars.

6.3     Six Continents Group Bridge Facility Agreement

On 3 February 2003 Six Continents signed a new Facility Agreement with Barclays Capital, HSBC Bank plc, J.P. Morgan plc, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the “Arrangers”) and HSBC Bank plc as Agent in respect of a 364 day £3,000,000,000 Revolving Credit Facility with a term-out option (the “Bridge Facility Agreement”).

The interest margin payable on borrowings under the Bridge Facility Agreement is fixed for the period from 3 February 2003 until 31 May 2003 by which time it is anticipated that the Separation shall have occurred. However, if the Bridge Facility Agreement is still in existence at this time, the margin will be increased from 1 June 2003 for the remainder of the term of the Bridge Facility Agreement and by a further amount if the term out option is exercised.

The Bridge Facility Agreement contains a restriction on making the anticipated £700,000,000 return of capital to public shareholders unless the Separation has occurred or the Scheme has become effective.

Provisions have been agreed with the Arrangers which allow them, following consultation with Six Continents and subject to an agreed limit, to increase the interest margin payable on borrowings under the Bridge Facility Agreement in the event that market conditions do not allow them to successfully syndicate the bank facility.

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Other than the Bridge Facility Agreement and the agreements summarised in the paragraphs of the Listing Particulars cross-referred to in this paragraph 6, no contracts have been entered into by members of the Six Continents Group otherwise than in the ordinary course of business (i) in the two years immediately preceding the date of this document and which are or may be material or (ii) otherwise than in the two years immediately preceding the date of this document which contain any provision under which any member of the Six Continents Group has any obligation or entitlement which is material to the Six Continents Group as at the date of this document.

7.      Litigation

7.1     InterContinental Group

Paragraph 12 of Part IX of the IHG Listing Particulars sets out details of any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the InterContinental Group and sets out details of any such proceedings pending or threatened by or against the InterContinental Group.

7.2     M and B Group

Neither M and B nor any member of the M and B Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of M and B or the M and B Group nor, so far as M and B or the M and B Group is aware, are any such proceedings pending or threatened by or against M and B or any member of the M and B Group.

8.      Significant Changes

8.1     InterContinental Group

Paragraph 23 of Part IX of the IHG Listing Particulars contains a statement in relation to significant changes in the financial or trading position of the InterContinental Group since 30 September 2002.

8.2     M and B Group

Paragraph 22 of Part IX of the M and B Listing Particulars contains a statement in relation to significant changes in the financial or trading position of the M and B Group since 30 September 2002.

9.      Working Capital

Paragraph 22 of Part IX of the IHG Listing Particulars sets out details of the working capital position of the InterContinental Group (which, following Separation, will include the Company).

10.      Further Information

10.1     Accountants’ Report

An Accountant’s report in respect of the M and B Group can be found in Part VI of the M and B Listing Particulars.

10.2     IHG Shares and M and B Shares

Further details of the rights and restrictions (including dividend ranking) of the IHG Shares and the M and B Shares are set out in paragraph 3.3 of Part IX of the IHG Listing Particulars and the M and B Listing Particulars respectively.

11.    Consents

11.1	Schroder Salomon Smith Barney of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it is included.

11.2	Ernst & Young LLP of Becket House, 1 Lambeth Palace Road, London SE1 7EU has given and has not withdrawn its written consent to the inclusion in this document of its name, report and references to them in the form and context in which they appear.

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12.     Documents on Display

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ up to and including 12 March 2003:

(a)	the Memorandum and Articles of Association of Six Continents and the proposed memoranda and articles of association which are expected to apply from Separation in respect of M and B and IHG;

(b)	the audited consolidated financial statements of Six Continents for the years ended 30 September 2000, 2001 and 2002;

(c)	the letters of consent referred to in paragraph 11 above;

(d)	the report on the pro forma consolidated net asset statement by Ernst & Young LLP contained in Part IV of this document;

(e)	the Scheme;

(f)	the rules of the M and B Share Schemes;

(g)	the rules of the IHG Share Schemes;

(h)	the Directors’ service contracts and letters of appointment referred to in paragraph 4 above;

(i)	the material contracts referred to in paragraph 11 of Part IX of the IHG Listing Particulars and the material contracts referred to in paragraph 10 of Part IX of the M and B Listing Particulars;

(j)	the M and B Listing Particulars;

(k)	the IHG Listing Particulars;

(l)	the statements of adjustment prepared by Ernst & Young LLP in respect of the Accountants’ Reports reproduced in the respective Listing Particulars; and

(m)	this document.

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PART VI

NOTICES OF MEETINGS

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT CHIEF REGISTRAR JAMES	No. 709 of 2003

IN THE MATTER OF SIX CONTINENTS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated 11 February 2003 made in the above matters the Court has directed a meeting to be convened of the holders of the Ordinary Shares of 28 pence each in the capital of the above named Six Continents PLC (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the said Scheme) and that such meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 12 March 2003, at 10.30 am at which place and time all holders of the said shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the above-mentioned Act are incorporated in the document of which this notice forms part.

Shareholders may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the said meeting is enclosed with this notice.

It is requested that forms appointing proxies be lodged with Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8XF not less than 48 hours before the time appointed for the said meeting, but if forms are not so lodged they may be handed to the chairman at the meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

Entitlement to vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 pm (London time) on the day two days before the day of such meeting or adjourned meeting (as the case may be).

By the said order, the Court has appointed Sir Ian Maurice Gray Prosser or, failing him, Roger Martyn Carr, or failing him, Timothy Clarke, to act as chairman of the said meeting and has directed the chairman to report the result thereof to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 17 February 2003

Linklaters (JLF/DSCW)
One Silk Street
London EC2Y 8HQ
Solicitors for the Company

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SIX CONTINENTS PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN than an EXTRAORDINARY GENERAL MEETING of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 12 March 2003 at 10.35 am (or as soon thereafter as the meeting of the holders of the Ordinary Shares of Six Continents PLC (the “Company”) convened for 10.30 am on the same day and at the same place by an order of the High Court of Justice shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 and 2 will be proposed as special resolutions and Resolutions 3 to 6 will be proposed as ordinary resolutions:

SPECIAL RESOLUTIONS

1.     New Holding Company

THAT, subject to the passing of the resolution numbered 2 set out in the notice convening this meeting, the introduction of Mitchells & Butlers PLC as the ultimate holding company of the Company and its subsidiaries as described in the Circular to shareholders in the Company dated 17 February 2003 be approved and, in connection therewith:

1.1	for the purpose of giving effect to the Scheme of Arrangement dated 17 February 2003 between the Company and the holders of its Scheme Shares (as defined in the said Scheme), a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof, in its original form or with any modification, addition or condition approved or imposed by the Court (the “Scheme”):

1.1.1	the capital of the Company be reduced by cancelling the said Scheme Shares; and

1.1.2	subject to and forthwith upon the said reduction of capital taking effect:

(i)	the authorised capital of the Company be increased to its former amount by the creation of such number of Ordinary Shares of 28 pence each as is equal to the number of the said Scheme Shares;

(ii)	the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied in paying up in full at par the Ordinary Shares referred to in paragraph (i) above, such Ordinary Shares to be allotted and issued credited as fully paid to Mitchells & Butlers PLC or its nominee; and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to allot the Ordinary Shares referred to in paragraph 1.1.2(ii) above, provided that (1) the maximum nominal amount of shares which may be allotted hereunder is £500 million, (2) this authority shall expire on 31 December 2007 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

1.2	with effect from the passing of this Resolution, the Articles of Association of the Company be altered by the inclusion of the following new article 164:

(A)	“164 – In this Article, the “Scheme” means the Scheme of Arrangement dated 17 February 2003 between the Company and the holder of its Scheme Shares (as defined in the said Scheme), a print of which was signed for the purpose of identification by the chairman of the Extraordinary General Meeting of the Company convened for 12 March 2003, in its original form or with any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall, save as herein otherwise provided, have the same meaning in this Article. For the purposes of this Article, “Circular” means the circular of the Company dated 17 February 2003 and sent to shareholders of the Company in connection with the Scheme, “M and B Group” means Mitchells & Butlers PLC and its subsidiary undertakings and “Parent Company” means, in relation to any transfer of shares in the Company that would occur prior to the Separation Effective Time, M and B, and in relation to any transfer of shares in the Company that would occur at or after the Separation Effective Time, IHG.

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(B)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares of 28 pence each (other than to M and B or its nominees) on or after the adoption of this Article and prior to 6.00 pm (London time) on the day two business days before the date on which the Court confirms the reduction of capital of the Company pursuant to Clause 1.1 of the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(C)	Subject to the Scheme becoming effective, if any shares in the Company are allotted or issued to any person (the “Vendor”) (other than to the Parent Company or any subsidiary undertaking of the Parent Company or anyone acting on behalf of the Parent Company or any subsidiary undertaking of the parent company) on or after 6.00 pm (London time) on the day two business days before the date on which the Court confirms the reduction of capital of the pursuant to Clause 1.1 of the Scheme, such shares (the “Disposal Shares”) shall be immediately transferred to the Parent Company in consideration for the allotment and issue to the Vendor of the number of shares in the Parent Company (the “Parent Company Shares”) determined in accordance with Article 164(D) below. Article 164(G) shall apply in respect of any fraction of a Parent Company Share to which the Vendor would otherwise be entitled.

(D)	Where required, the number of Parent Company Shares to be allotted under Article 164(C) shall be determined in accordance with the following formula:

c
b
a x –
c
where:

a =	the number of Disposal Shares;

b =	the average middle market quotation (as derived from the Daily Official List of the London Stock Exchange) of a share in the Company over the last five days on which those shares are admitted to trading on the London Stock Exchange; and

c =	the average middle market quotation (as derived from the Daily Official List of the London Stock Exchange) of a share in the Parent Company over the first five days on which those shares are admitted to trading on the London Stock Exchange.

(E)	The Parent Company Shares issued to the Vendor pursuant to paragraph (C) of this Article shall be credited as fully paid and rank pari passu in all respects with all other Parent Company Shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record time preceding the date of the acquisition by the Vendor of the Disposal Shares, or the Scheme Effective Time, whichever is later) and be subject to the Memorandum and Articles of Association of the Parent Company.

(F)	If any reorganisation of or material alteration to the share capital of the Company or any Parent Company occurs after the Scheme Effective Time (other than a reduction in the capital of M and B in connection with the separation of the Company from the M and B Group following the transfer of the companies carrying on the retail business of the Company and its subsidiaries to M and B, and the consolidation of M and B Shares each as described in the Circular), the number of Parent Company Shares to be issued to any Vendor under paragraph (C) of this Article after the time of such reorganisation or alteration shall be the number required by these provisions multiplied by such factor as the Parent Company Directors determine to be appropriate to reflect the terms of the reorganisation or alteration.

(G)	No fraction of a Parent Company Share shall be allotted to a Vendor pursuant to this Article, but the entitlement of each Vendor who would otherwise have been entitled to a fraction of a Parent Company Share shall be rounded down to the nearest whole number.

(H)	To give effect to any transfer of the Disposal Shares, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the Vendor in

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favour of the Parent Company. Pending the registration of the Parent Company as the holder of any Disposal Shares, the Parent Company shall be empowered to appoint a person to act as attorney on behalf of the Vendor in accordance with such directions as the Parent Company may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the Vendor shall not be entitled to exercise any rights attaching thereto except:

(a)	to the extent that the person appointed to act as attorney fails to act in accordance with the directions of the Parent Company; and

(b)	in accordance with the directions of the Parent Company.

(I)	In connection with the Scheme, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and issue of the M and B Shares pursuant to Clause 2 of the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or M and B to observe any governmental or other consent or any registration, filing or other formality with which the Company or M and B cannot comply or compliance with which the Company or M and B considers unduly onerous, the Company shall (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall, subject to Article 164(K) below, sell:

(i)	the Scheme Shares prior to the Scheme Effective Time; or

(ii)	if it does not sell the Scheme Shares, sell:

(a)	the M and B Shares, if any, that it receives pursuant to the Scheme in respect of such shares as soon as practicable following the Scheme Effective Time; and

(b)	the IHG Shares, if any, that it receives in respect of the M and B Shares referred to in (a) as soon as practicable following the Separation Effective Time;

in each case at the best price which can reasonably be obtained at the time of sale and that (subject to instructions from M and B in relation to M and B’s obligations pursuant to Clause 3.1 of the Scheme) the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the provisions of Clauses 3.1 and 3.2 of the Scheme.

(J)	The instrument of transfer executed by an appointee of the Company pursuant to Article 164(I) above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

(K)	Any sale pursuant to Article 164(I)(ii) above will be delayed until after the admission of the M and B Shares and the IHG Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities.

(L)	In the absence of bad faith or wilful default, neither the Company, M and B, IHG nor any nominee appointed by the Company pursuant to Article 164(I) above shall be responsible for any loss or damage to any person arising from any transaction pursuant to this Article 164 or for any alleged insufficiencies of the terms or the timing of such sale.

(M)	In the case of Scheme Shares held in uncertificated form through CREST, the provisions of Article 164(I) above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001”;

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1.3	with effect from the passing of this Resolution:

1.3.1	one authorised but unissued ordinary share of the Company be reclassified as a Deferred Share of 28 pence, such Deferred Share to have all the rights of an Ordinary Share as set out in the Articles of Association of the Company, save that:

(i)	the holder of the Deferred Share shall not be entitled, otherwise than pursuant to the Scheme, to receive a dividend nor to have any other right of participation in the profits of the Company;

(ii)	the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company;

(iii)	on a return of capital on the winding-up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Share, but shall have no further rights of participation in the assets of the Company;

1.3.2	the Directors be generally and unconditionally authorised for the purposes of section 80 of the Act to allot the said Deferred Share provided that (1) this authority shall expire on 31 December 2007 and (2) this authority shall be in addition and without prejudice to any authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

1.3.3	pursuant to and during the period of the said authority the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the Act did not apply to any such allotment;

1.3.4	words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings in this resolution.

2.     Separation of the Six Continents Group and M and B Share Consolidation

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening this meeting:

2.1	the transfer of the companies carrying on the retail business of the Company and its subsidiaries to Mitchells & Butlers PLC and the separation of the Company from M and B Group (as defined in paragraph 1.2 of Resolution 1 set out in the notice convening this meeting), each as described in the Circular to Shareholders in the Company dated 17 February 2003 be approved together with the proposed reduction in the capital of Mitchells & Butlers PLC described in the Mitchells & Butlers PLC Listing Particulars dated 17 February 2003; and

2.2	the proposed consolidation of Ordinary Shares in the capital of Mitchells & Butlers PLC (as described in the circular of the Company dated 17 February 2003 and sent to shareholders of the Company in connection with the Scheme, a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof) be and is hereby approved.

ORDINARY RESOLUTIONS

3.     M and B Executive Share Schemes

THAT, subject to the Scheme (as defined in Resolution 1 set out in the notice convening this meeting) becoming effective, the M and B Executive Share Schemes (as defined in the Circular to shareholders in the Company dated 17 February 2003) be approved and the directors of Mitchells & Butlers PLC be authorised to do all acts and things necessary to adopt and operate the M and B Executive Share Schemes including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the United Kingdom Listing Authority or to comply with best practice guidelines and to establish further share schemes based on the M and B Executive Schemes but modified to take account of local tax, exchange control or securities laws in territories outside the UK.

4.     M and B All-Employee Share Schemes

THAT, subject to the Scheme (as defined in Resolution 1 set out in the notice convening this meeting) becoming effective, the M and B All-Employee Share Schemes (as defined in the Circular to shareholders in the Company

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dated 17 February 2003) be approved and the directors of Mitchells & Butlers PLC be authorised to do all acts and things necessary to adopt and operate them including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the United Kingdom Listing Authority or to comply with best practice guidelines and to establish further share schemes based on the M and B All-Employee Schemes but modified to take account of local tax, exchange control or securities laws in territories outside the UK.

5.     IHG Executive Share Schemes

THAT, subject to the separation referred to in Resolution 2 set out in the notice convening this meeting occurring, the IHG Executive Share Schemes (as defined in the Circular to shareholders in the Company dated 17 February 2003) be approved and the directors of InterContinental Hotels Group PLC be authorised to do all acts and things necessary to adopt and operate them including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the United Kingdom Listing Authority or to comply with best practice guidelines and to establish further share schemes based on the IHG Executive Share Schemes but modified to take account of local tax, exchange control or securities laws in territories outside the UK.

6.     IHG All-Employee Share Schemes

THAT, subject to the separation referred to in Resolution 2 set out in the notice convening this meeting occurring, the IHG All-Employee Share Schemes (as defined in the Circular to shareholders in the Company dated 17 February 2003) be approved and the directors of InterContinental Hotels Group PLC be authorised to do all acts and things necessary to adopt and operate them including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the United Kingdom Listing Authority or to comply with best practice guidelines and to establish further share schemes based on the IHG All-Employee Share Schemes but modified to take account of local tax, exchange control or securities laws in territories outside the UK.

Registered office: 20 North Audley Street London W1K 6WN	By order of the Board Richard Winter Company Secretary

17 February 2003
Notes:
1.	Members of the Company entitled to attend and vote at the meeting are entitled to appoint a proxy or proxies to attend and vote in their place. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a duly certified copy thereof, must be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF not less than 48 hours before the time set for the meeting or adjourned meeting (as the case may be).

3.	Entitlement to vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 pm (London time) on the day two days before the day of the meeting or adjourned meeting (as the case may be).

4.	For the purposes of section 95(5) of the Companies Act, the Board recommends resolution 1.3.3 in order to facilitate the issue of Six Continents Shares to Mitchells & Butlers PLC, pursuant to the Scheme. The amount to be paid to Six Continents in respect of the allotment of the Deferred Share will be its nominal value which the Board believes is the appropriate amount to be paid in respect of such allotment, given the nature and extent of the rights attaching to the Deferred Share.

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PART VII
DEFINITIONS

The following definitions apply throughout this document other than in Parts III and VI, which contain separate definitions, unless the context requires otherwise:

“Admission” or “Listing”	admission of the M and B Shares or the IHG Shares, as the case may be, to (i) the Official List and (ii) trading on the London Stock Exchange’s markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

“ADR”	an American depositary receipt evidencing an ADS

“ADR Depositary”	the Bank of New York in its capacity as (i) the Six Continents ADR Depositary under the Six Continents ADR Deposit Agreement, (ii) the M and B ADR Depositary under the M and B ADR Deposit Agreement, or (iii) the IHG ADR Depositary under the IHG ADR Deposit Agreement as the context requires

“ADS”	an American depositary share

“AWT”	“Average Weekly-Take” meaning average weekly sales

“Board”	the board of Six Continents

“Britvic”	Britannia Soft Drinks Limited

“Britvic Business”	the soft drinks business of the Britvic Group, as described in the IHG Listing Particulars

“Britvic Group”	Britvic and its subsidiaries and associated undertakings

“business day”	a day on which banks generally are open for the transaction of normal banking business in the City of London (excluding Saturdays and Sundays)

“certificated form”	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form

“Companies Act”	the Companies Act 1985 (as amended)

“Court”	the High Court of Justice in England and Wales

“Court Hearing”	the hearing of the petition to sanction the Scheme or the hearing of the petition to sanction the M and B Reduction of Capital, as the context requires

“Court Meeting”	the meeting of Six Continents Shareholders convened by order of the Court, notice of which is set out in Part VI of this document

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations

“CRESTCo”	CRESTCo Limited, the operator of CREST

“Directors” or “Board”	the directors of Six Continents

“EBITDA”	earnings before interest, tax, depreciation and amortisation

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“EXSOS”	Six Continents Executive Share Option Scheme 1995 and the Six Continents Executive Share Option Scheme 1985

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Six Continents, notice of which is set out in Part VI of this document, and any adjournment of that meeting

“Form of Proxy”	the blue Form of Proxy for use at the Court Meeting or the white Form of Proxy for use at the Extraordinary General Meeting as the context may require, and the notes thereon, and “Forms of Proxy” shall mean both of them

“GOP”	operating profit before fixed costs and overheads expressed as a percentage of turnover

“Hotels” or “Hotels Business”	the hotel business of the InterContinental Group as described in the IHG Listing Particulars

“IHG”	InterContinental Hotels Group PLC, a public company incorporated in England and Wales with registered number 4551528

“IHG ADR”	an ADR evidencing an ADS representing 1 IHG Share, issued by the ADR Depositary in accordance with the provisions of the IHG ADR Deposit Agreement

“IHG ADR Deposit Agreement”	the Six Continents ADR Deposit Agreement as it is expected to be amended and restated on or before the date of commencement of conditional dealings in IHG ADRs (currently expected to be 7 April 2003), between IHG, the ADR Depositary and holders from time to time of IHG ADRs issued under it

“IHG All-Employee Share Schemes”	the InterContinental Hotels Group PLC Share Incentive Plan, the InterContinental Hotels Group PLC US Employee Stock Purchase Plan, the InterContinental Hotels Group PLC Sharesave Plan, the InterContinental Hotels Group PLC Employee Benefit Trust and the Britvic Share Incentive Plan each as described in the IHG Listing Particulars

“IHG Executive Share Schemes”	the InterContinental Hotels Group PLC Executive Share Option Plan, the InterContinental Hotels Group PLC Restricted Performance Share Plan and the InterContinental Hotels Group PLC Short Term Deferred Incentive Plan each as described in the IHG Listing Particulars

“IHG Listing Particulars”	the listing particulars relating to IHG dated 17 February 2003, which accompany this document

“IHG Shares”	ordinary shares in IHG

“IHG Share Schemes”	the IHG Executive Share Schemes and IHG All-Employee Share Schemes

“InterContinental Group”	IHG and those entities (including, for the avoidance of doubt, Six Continents) which on Separation will become its subsidiary and subsidiary undertakings

“Interim Dividend”	the interim dividend, if any, expected to be announced by Six Continents for the period to 31 March 2003

“ISA”	individual savings account

“Listing Particulars”	the IHG Listing Particulars and the M and B Listing Particulars

“Listing Rules”	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time

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“London Stock Exchange”	the London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc

“M and B ADR”	an ADR evidencing an ADS representing one M and B Share, issued by the ADR Depositary in accordance with the provisions of the M and B ADR Deposit Agreement

“M and B ADR Deposit Agreement”	the deposit agreement expected to be entered into on or before the date of commencement of conditional dealings in IHG ADRs (currently expected to be 7 April 2003), between M and B, the ADR Depositary and holders from time to time of M and B ADRs issued under it

“M and B All-Employee Share Schemes”	the Mitchells & Butlers PLC Share Incentive Plan, the Mitchells & Butlers PLC Sharesave Plan and the Mitchells & Butlers PLC Employee Benefit Trust, each as described in the M and B Listing Particulars

“M and B Executive Share Schemes”	the Mitchells & Butlers PLC Executive Share Option Plan, the Mitchells & Butlers PLC Performance Restricted Share Plan and the Mitchells & Butlers PLC Short Term Deferred Incentive Plan each as described in the M and B Listing Particulars

“M and B Group”	M and B and those companies which immediately following Separation will be its subsidiary and subsidiary undertakings (including, for the avoidance of doubt, Six Continents Retail Limited, Six Continents Retail Germany GmbH and Standard Commercial Property Development Limited)

“M and B Group Transfer”	the transfer by Six Continents of the companies conducting the Retail Business to M and B following the Scheme Effective Time and prior to the Separation Record Time, as described in more detail in paragraph 3.2 of Part II of this document

“M and B Listing Particulars”	the listing particulars relating to M and B dated 17 February 2003, which accompany this document

“M and B Reduction of Capital”	the proposed reduction of the capital of M and B under Section 135 of the Companies Act described in Part II of this document

“M and B Share Consolidation”	the proposed consolidation of M and B Shares on a 50 for 59 basis, to be approved by an extraordinary general meeting of M and B to be held prior to the Scheme Effective Time and to be effected following the Scheme Effective Time and prior to the hearing by the Court of the M and B Reduction of Capital petition

“M and B Share Consolidation Record Time”	12.01 am on the day of the implementation of the M and B Share Consolidation

“M and B Shareholder”	a holder of M and B Shares

“M and B Shares”	ordinary shares in M and B

“M and B Share Schemes”	the M and B Executive Share Schemes and the M and B All-Employee Share Schemes

“M and B Subscribers”	two partners of Linklaters, Six Continents’ English law advisers

“Mitchells & Butlers PLC”	Mitchells & Butlers PLC, a public company incorporated in England and Wales with registered number 4551498

“Official List”	the Official List of the UK Listing Authority

“PEP”	personal equity plan

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“Proposals”	the Reorganisation (including the Return of Capital), the M and B Share Consolidation, the M and B Group Transfer and the M and B Reduction of Capital

“Registrar of Companies”	the registrar of companies in England and Wales

“Registrars”	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF

“Reorganisation”	the proposed introduction of M and B as the ultimate holding company of the Six Continents Group by way of the Scheme described in this document

“Retail” or “Retail Business”	the retail business of the M and B Group, including Standard Commercial Property Development Limited and its subsidiaries and associated undertakings, as described in the M and B Listing Particulars

“Return of Capital”	the return of 81 pence per Six Continents Share of capital by M and B to Six Continents Shareholders pursuant to the terms of the Scheme

“RevPAR”	room revenue divided by the number of room nights that are available (which can be mathematically derived from occupancy rate multiplied by average room rate)

“Scheme”	the scheme of arrangement under section 425 of the Companies Act 1985 set out in Part III of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court

“Scheme Effective Time”	the time at which the Scheme becomes effective, expected to be shortly after 4.30 pm on 11 April 2003

“Scheme Record Time”	4.30 pm on the day on which the Scheme is expected to become effective, expected to be shortly after 4.30 pm on 11 April 2003

“Scheme Shareholder”	a holder of Scheme Shares as at the Scheme Record Time

“Scheme Shares”	(i)	the Six Continents Shares in issue at the date of the Scheme;

(ii)	any Six Continents Shares issued after the date of the Scheme and prior to 6.00 pm (London time) on the day two days before the day of the Court Meeting or any adjournment thereof; and

(iii)	any Six Continents Shares issued at or after the passing of the Special Resolution and prior to 6.00 pm (London time) on the day two business days prior to the confirmation by the Court of the reduction of capital pursuant to Clause 1 of the Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing to be bound by the Scheme

“Schroder Salomon Smith Barney”	Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney. “Schroder” is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited

“SEC”	the United States Securities and Exchange Commission

“Separation”	the proposed separation of InterContinental Group from the M and B Group, to be effected by the separation of the Hotels Business and the controlling interest in Britvic from the remainder of the Six Continents Group, as further described in this document

“Separation Effective Time”	the time at which the Separation becomes effective, expected to be 8.00 am on 15 April 2003

“Separation Record Time”	6.00 am (London time) on the day on which the M and B Reduction of Capital becomes effective

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“Shareholder Meetings”	the Court Meeting and the Extraordinary General Meeting

“Sharesave”	Six Continents Sharesave Scheme 2002 and the Six Continents Employee Savings Share Scheme 1992

“Six Continents” or the “Company”	Six Continents PLC, a public company incorporated in England and Wales with registered number 913450

“Six Continents ADR”	an ADR evidencing an ADS representing one Six Continents Share, issued by the ADR Depositary in accordance with the Six Continents ADR Depositary Agreement

“Six Continents ADR Deposit Agreement”	the deposit agreement dated as of 12 December 1989, as amended and restated as of 9 February 1998 and as further amended and restated as of 30 July 2001 between Six Continents, the ADR Depositary and holders from time to time of Six Continents ADRs issued under it

“Six Continents Employee Trusts”	means the Six Continents Employee Ownership Plan and the Six Continents Hotels Employee Share Ownership Plan

“Six Continents Group”	Six Continents and its subsidiary undertakings

“Six Continents Savings-Related Share Option Schemes”	means the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002

“Six Continents Shares”	ordinary shares in Six Continents

“Six Continents Shareholder”	a holder of Six Continents Shares

“Six Continents Share Schemes”	the Six Continents Savings-Related Share Option Schemes, the Six Continents Employee Trusts, the Six Continents Executive Share Option Scheme 1995, the Six Continents Executive Share Option Scheme 1985, the Six Continents Employee Profit Share Scheme, the Six Continents Long Term Incentive Plan and the Six Continents Special Deferred Incentive Plan

“Special Resolution”	the first resolution set out in the notice convening the Extraordinary General Meeting

“subsidiary undertaking”	has the meaning ascribed to it in the Companies Act

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000

“uncertificated form”	recorded on the relevant register as being held in uncertified form in CREST and title to which may be transferred by means of CREST by virtue of the Uncertificated Securities Regulations

“Uncertificated Securities Regulations”	the Uncertificated Securities Regulations 2001

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

“US Securities Act”	the US Securities Act of 1933, as amended

“US Securities Exchange Act”	the US Securities Exchange Act of 1934, as amended